UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2024

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	1-13677	25-1666413
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2407 Park Drive Harrisburg, Pennsylvania	1.866.642.7736	17110
(Address of Principal Executive Offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b) )

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4( c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

MID PENN BANCORP, INC.

FORM 8-K

Item 1.01	Entry into a Material Definitive Agreement

On November 1, 2024, Mid Penn Bancorp, Inc. (“Mid Penn” or the “Company”) and its wholly-owned bank subsidiary, Mid Penn Bank (the “Bank”) entered into an underwriting agreement (the “Underwriting Agreement”) with Stephens Inc. and Piper Sandler & Co., as representatives of the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Company will issue and sell 2,375,000 shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”) at a public offering price of $29.50 per share in an underwritten public offering (the “Offering”). The Company has also granted the Underwriters a 30-day option to purchase up to an additional 356,250 shares of the Company’s Common Stock at the public offering price, less underwriting discounts.

At the Company’s request, the Underwriters reserved 47,500 shares, or approximately 2.0%, of the Company’s Common Stock offered in the Offering for sale to the Company’s directors, officers and employees and to persons having business relationships with the Company at the public offering price of $29.50 per share.

After deducting underwriting discounts and commissions and estimated offering expenses, the Company expects the net proceeds of the Offering to be approximately $67 million (assuming no exercise of the Underwriters’ option to purchase additional shares). The Company intends to use the net proceeds from the Offering to support continued growth, including investments in the Bank to support organic growth, potential redemption of subordinated debt, future strategic transactions and other general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements of the Company and the Bank, customary conditions to closing, indemnification obligations of the parties, including for liabilities under the Securities Act of 1933, as amended (the “Act”), and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitation agreed upon by the contracting parties. Consequently, persons other than the parties to such agreement may not rely upon the representations and warranties in the Underwriting Agreement as characterizations of actual facts or circumstances as of the date of the Underwriting Agreement or as of any other date. The Underwriting Agreement is not intended to provide any other factual information about the Company. The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference.

Pursuant to the Underwriting Agreement, the directors and certain executive officers of the Company entered into agreements in substantially the form included as an exhibit to the Underwriting Agreement providing for a 90-day “lock-up” period with respect to sales of shares of the Company’s Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, subject to certain exceptions.

The offer and sale of shares of Common Stock in the Offering was registered under the Act, pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-274177), declared effective by the Securities and Exchange Commission (the “SEC”) on September 1, 2023 (the “Registration Statement”). The offer and sale of the Common Stock is being made under the Company’s prospectus, dated September 1, 2023, filed as part of the Registration Statement, as supplemented by the final prospectus supplement dated November 1, 2024.

In connection with the Offering, the legal opinion of Pillar Aught LLC as to the legality of the shares of Common Stock sold in the Offering is being filed as Exhibit 5.1 to this Current Report on Form 8-K and is incorporated herein and into the Registration Statement by reference.

Item 7.01	Regulation FD Disclosure

On November 1, 2024, the Company issued a press release announcing the pricing of the Offering, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. A copy of the investor presentation for the Offering is also attached as Exhibit 99.2 hereto and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Act or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn Bancorporation (“William Penn”), or other effects of the proposed merger of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the Offering and expectations relating to the anticipated opportunities and financial and other benefits for the proposed merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; changes in Mid Penn’s share price before the closing of the merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the merger or in the Offering; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 1, 2024, by and among Mid Penn Bancorp, Inc., Mid Penn Bank and Stephens Inc. and Piper Sandler & Co., as representatives of the underwriters

5.1	Opinion of Pillar Aught LLC

23.1	Consent of Pillar Aught LLC (included in Exhibit 5.1)

99.1	Press Release announcing the pricing of the Offering, dated November 1, 2024

99.2	Investor Presentation dated November 1, 2024

104.	Cover Page Interactive Date File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Date: November 1, 2024	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

Exhibit 1.1

MID PENN BANCORP, INC.

Common Stock, par value $1.00 per share

UNDERWRITING AGREEMENT

November 1, 2024

STEPHENS INC.

PIPER SANDLER & CO.

As Representatives of the several

Underwriters named in Schedule I attached hereto,

c/o Stephens Inc.

660 Fifth Avenue, 26th Floor

New York, New York 10103

c/o Piper Sandler & Co.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

Ladies and Gentlemen:

Mid Penn Bancorp, Inc., a Pennsylvania corporation (the “Company”) and the parent company of Mid Penn Bank (the “Bank”), proposes to sell an aggregate of 2,375,000 shares (the “Firm Stock”) of the Company’s common stock, par value $1.00 per share (the “Common Stock”). In addition, the Company proposes to grant to the underwriters named in Schedule I (the “Underwriters”) attached to this agreement (this “Agreement”) an option to purchase up to an aggregate of 356,250 additional shares of the Common Stock on the terms set forth in Section 3 (the “Option Stock”). The Firm Stock and the Option Stock, if purchased, are hereinafter collectively called the “Stock”. This Agreement is to confirm the agreement concerning the purchase of the Stock from the Company by the Underwriters.

As part of the offering contemplated by this Agreement, Piper Sandler & Co. (the “Designated Underwriter”) has agreed to reserve out of the Firm Stock purchased by it under this Agreement, up to 2.0% of the shares for sale to the Company’s directors, employees and other parties associated with the Company (collectively, the “Directed Share Participants”), as set forth in the Prospectus (as defined herein) under the heading “Underwriting” (the “Directed Share Program”) and subject to the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Firm Stock to be sold by the Designated Underwriter pursuant to the Directed Share Program (the “Directed Shares”) will be sold by the Designated Underwriter pursuant to this Agreement at the public offering price. Any Directed Shares not purchased through the Directed Share Program will be offered to the public by the Underwriters.

On October 31, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with William Penn Bancorporation, a Maryland corporation (“William Penn”) pursuant to which William Penn will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation in the Company Merger. Upon consummation of the Company Merger, William Penn Bank, a wholly-owned subsidiary of William Penn, will be merged with and into the Bank (the “Bank Merger,” and together with the Company Merger, the “Merger”), with the Bank being the surviving bank in the Bank Merger. Completion of the Merger is subject to certain closing conditions set forth in the Merger Agreement.

The Company and the Bank confirm as follows their respective agreements with the Representatives and the several other Underwriters.

1. Representations, Warranties and Agreements of the Company. The Company represents, warrants and agrees that:

(a) A registration statement on Form S-3 (File No. 333-274177) relating to the Stock has (i) been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Securities and Exchange Commission (the “Commission”) thereunder; (ii) been filed with the Commission under the Securities Act; and (iii) become effective under the Securities Act. Copies of such registration statement and any amendment thereto have been delivered by the Company to you as the representatives (the “Representatives”) of the Underwriters. As used in this Agreement:

(i) “Applicable Time” means 7:08 a.m. (New York City time) on November 1, 2024;

(ii) “Effective Date” means the date and time as of which such registration statement became, or is deemed to have become, effective by the Commission in accordance with the rules and regulations under the Securities Act;

(iii) “Issuer Free Writing Prospectus” means each “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Stock;

(iv) “Preliminary Prospectus” means any preliminary prospectus relating to the Stock included in such registration statement or filed with the Commission pursuant to Rule 424(b) under the Securities Act;

(v) “Pricing Disclosure Package” means, as of the Applicable Time, the most recent Preliminary Prospectus, together with the information included in Schedule III hereto, if any, and each Issuer Free Writing Prospectus filed or used by the Company at or before the Applicable Time, other than a road show, that is an Issuer Free Writing Prospectus but is not required to be filed under Rule 433 under the Securities Act;

(vi) “Prospectus” means the final prospectus relating to the Stock, including any prospectus supplement thereto related to the Stock, as filed with the Commission pursuant to Rule 424(b) under the Securities Act;

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(vii) “Registration Statement” means, collectively, the various parts of such registration statement, each as amended as of the Effective Date for such part, including any Preliminary Prospectus or the Prospectus, all exhibits to such registration statement and including the information deemed by virtue of Rule 430B under the Securities Act to be part of such registration statement as of the Effective Date;

(viii) “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act or Rule 163B under the Securities Act; and

(ix) “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

Any reference to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Form S-3 under the Securities Act as of the date of such Preliminary Prospectus or the Prospectus, as the case may be. Any reference to the “most recent Preliminary Prospectus” shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement or filed pursuant to Rule 424(b) under the Securities Act prior to or on the date hereof. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of such Preliminary Prospectus or the Prospectus, as the case may be, and as of the date of such amendment or supplement and incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to include any document filed with the Commission pursuant to Section 13(a), 14 or 15(d) of the Exchange Act after the Effective Date and before the date of such amendment that is incorporated by reference in the Registration Statement. The Commission has not issued any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending the effectiveness of the Registration Statement, and no proceeding or examination for such purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. The Commission has not notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto.

(b) The Company (i) has not engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications, with the consent of the Representatives that are reasonably believed to be, with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act, or with institutions that are reasonably believed to be accredited investors within the meaning of Rule 501 under the Securities Act and (ii) has not authorized anyone other than the Representatives to engage in Testing-the-Waters Communications. The Company reconfirms that the Representatives have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Company has not distributed or approved for distribution any Written Testing-the-Waters Communications other than those listed on Schedule VI hereto.

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(c) The Company was not at the time of the initial filing of the Registration Statement and at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Stock, is not on the date hereof and will not be on the applicable Delivery Date (as defined herein), an “ineligible issuer” (as defined in Rule 405 under the Securities Act).

(d) The Registration Statement conformed and will conform in all material respects on the Effective Date and on the applicable Delivery Date, and any amendment to the Registration Statement filed after the date hereof will conform in all material respects when filed, to the requirements of the Securities Act and the rules and regulations thereunder. The most recent Preliminary Prospectus conformed, and the Prospectus will conform, in all material respects when filed with the Commission pursuant to Rule 424(b) under the Securities Act and on the applicable Delivery Date to the requirements of the Securities Act and the rules and regulations thereunder. The documents incorporated by reference in any Preliminary Prospectus or the Prospectus conformed and any further documents so incorporated will conform, when filed with the Commission, in all material respects to the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the Commission thereunder.

(e) The Registration Statement did not, as of the Effective Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 9(e).

(f) The Prospectus will not, as of its date or as of the applicable Delivery Date, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 9(e).

(g) The documents incorporated by reference in any Preliminary Prospectus or the Prospectus did not and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h) The Pricing Disclosure Package did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from the Pricing Disclosure Package made in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 9(e).

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(i) Each Issuer Free Writing Prospectus listed in Schedule IV hereto, when taken together with the Pricing Disclosure Package, did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from such Issuer Free Writing Prospectus listed in Schedule IV hereto in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 9(e).

(j) No Written Testing-the-Waters Communication listed on Schedule VI hereto, as of the Applicable Time, when taken together with the Pricing Disclosure Package, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that no representation or warranty is made as to information contained in or omitted from such Written Testing-the-Waters Communication listed on Schedule VI hereto in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 9(e). Each Written Testing-the-Waters Communications did not, as of the Applicable Time, and at all times through the completion of the public offer and sale of the Stock will not, include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Pricing Disclosure Package or the Prospectus.

(k) Each Issuer Free Writing Prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the rules and regulations thereunder on the date of first use, and the Company has complied with all prospectus delivery and any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act and rules and regulations thereunder. The Company has not made any offer relating to the Stock that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives, except as set forth on Schedule V hereto. The Company has retained in accordance with the Securities Act and the rules and regulations thereunder all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act and the rules and regulations thereunder.

(l) The Company and each of its subsidiaries have been duly organized, are validly existing and in good standing as a corporation or other business entity under the laws of its jurisdiction of organization, have all power and authority necessary to own or hold its properties and to conduct its business in which it is engaged, and are duly qualified to do business and in good standing as a foreign corporation or other business entity in each jurisdiction in which its or their ownership or lease of property or the conduct of its or their businesses requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the condition (financial or otherwise), results of operations, stockholders’ equity, properties, business or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”). The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in Exhibit 21 to the Company’s Annual Report on Form 10-K for the most recent fiscal year.

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(m) The Company is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) as a financial holding company under the Bank Holding Company Act, as amended, 12 U.S.C. 1841 et seq, and is in compliance in all material respects with all applicable requirements. Except for the subsidiaries listed on Exhibit 21 to the Company’s Annual Report on Form 10-K for the most recent fiscal year, the Company does not own beneficially, directly or indirectly, more than five percent (5%) of any class of equity securities or similar interests of any corporation, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. The Company owns, directly or indirectly, all of its interests in each of its subsidiaries free and clear of any and all liens. The Bank is “well-capitalized” as defined under applicable Federal Reserve regulations and has not been informed in writing by any Regulatory Authority (defined below) that its status as “well-capitalized” will change within one year, nor, to the Company’s knowledge, has the Bank been informed other than in writing by any Regulatory Authority that its status as “well-capitalized” will change within one year. The Company beneficially owns all of the outstanding capital securities of, and has sole control of, the Bank.

(n) The Company and each of its subsidiaries are in compliance in all material respects with all applicable laws administered by, and all rules, regulations, directives, orders and decrees of, any federal, state, local or foreign regulatory, supervisory authority or enforcement agency, self-regulatory organization or governmental agency or body having jurisdiction over, or rulemaking authority with respect to, the Company or any of its subsidiaries (each, a “Regulatory Authority”) (including, without limitation, the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”), the Pennsylvania Department of Banking and Securities (“DoBS”), the Consumer Financial Protection Bureau, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury) applicable to them, except where the failure to so comply would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. For the last five years, the Company, the Bank and each of its subsidiaries have filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Federal Reserve, the DoBS and the FDIC, and any other applicable Regulatory Authorities, except where the failure to have filed such reports, registrations and statements would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the “Company Reports.” As of their respective dates, the Company Reports complied as to form in all material respects with all the rules and regulations promulgated by the Federal Reserve, the DoBS and the FDIC and all other applicable Regulatory Authority, as the case may be.

(o) Except as described in the Pricing Disclosure Package and the Prospectus, or as would not, individually or in the aggregate, reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, none of the Company, the Bank, nor any of the Company’s other subsidiaries is a party to or otherwise subject to any order, decree, agreement, memorandum of understanding, corrective or cease and desist order, order of prohibition or suspension, written agreement or other written statement as described under 12 U.S.C. 1818(u) or other regulatory enforcement action, proceeding or order with or by, or is a party to or recipient of a commitment letter, supervisory letter or similar undertaking to or from, or is subject to any directive by, any Regulatory Authority (whether or not such Regulatory Authority has determined that publication

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would be contrary to the public interest) or has adopted any board resolutions at the request of any Regulatory Authority. Neither the Company nor any of its subsidiaries has been advised by any Regulatory Authority in writing, nor, to the knowledge of the Company, has the Company or any of its subsidiaries been otherwise advised by any Regulatory Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, corrective or cease and desist order, order of prohibition or suspension, commitment letter, supervisory letter or similar undertaking or other written agreement or statement; and there is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any examination of the Company or its subsidiaries which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(p) The Company has an authorized capitalization as set forth in each of the most recent Preliminary Prospectus and the Prospectus, and all of the issued shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable, conform in all material respects to the description thereof contained in the most recent Preliminary Prospectus and were issued in compliance with federal and state securities laws and not in violation of any preemptive right, resale right, right of first refusal or similar right. All of the Company’s options, warrants and other rights to purchase or exchange any securities for shares of the Company’s capital stock have been duly authorized and validly issued, conform in all material respects to the description thereof contained in the most recent Preliminary Prospectus and were issued in compliance with federal and state securities laws. All of the issued shares of capital stock of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens, encumbrances, equities or claims as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) The shares of the Stock to be issued and sold by the Company to the Underwriters hereunder have been duly authorized and, upon payment and delivery in accordance with this Agreement, will be validly issued, fully paid and non-assessable, will conform in all material respects to the description thereof contained in the most recent Preliminary Prospectus, will be issued in compliance with federal and state securities laws and will be free of statutory and contractual preemptive rights, rights of first refusal and similar rights.

(r) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company.

(s) The issuance and sale of the Stock by the Company, the execution, delivery and performance of this Agreement by the Company, the consummation of the transactions contemplated hereby and the application of the proceeds from the sale of the Stock as described under “Use of Proceeds” in the most recent Preliminary Prospectus will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, impose any lien, charge or encumbrance upon any property or assets of the Company and its subsidiaries, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, license, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the

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Company or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the charter or bylaws (or similar organizational documents) of the Company or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, except, with respect to clauses (i) and (iii), conflicts or violations that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(t) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, including any Regulatory Authority, is required for the issue and sale of the Stock by the Company, the execution, delivery and performance of this Agreement by the Company, the consummation of the transactions contemplated hereby, the application of the proceeds from the sale of the Stock as described under “Use of Proceeds” in the most recent Preliminary Prospectus, except for the registration of the Stock under the Securities Act and such consents, approvals, authorizations, orders, filings, registrations or qualifications as may be required under the Exchange Act, and applicable state securities laws and/or the bylaws and rules of FINRA in connection with the purchase and sale of the Stock by the Underwriters.

(u) The Merger Agreement has been duly authorized, executed and delivered by the Company and, assuming the Merger Agreement is the valid and binding obligation of William Penn, constitutes a valid and binding agreement of the Company and is enforceable against the Company a in accordance with its terms subject to (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally, and (B) general equitable principles relating to the availability of remedies, regardless of whether considered in a proceeding in equity or at law, and an implied covenant of good faith and fair dealing. In connection with the transactions contemplated by the Merger Agreement, the Company conducted a “due diligence” review of the business, financial condition, results of operations and business prospects of William Penn and William Penn Bank.

(v) The audited consolidated financial statements of the Company (including the related notes and supporting schedules) incorporated by reference in the most recent Preliminary Prospectus (the “Company Financial Statements”) comply as to form in all material respects with the requirements of Regulation S-X under the Securities Act and present fairly the financial condition, results of operations and cash flows of the entities purported to be shown thereby at the dates and for the periods indicated and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein. The financial data set forth under the caption “Capitalization” in the Pricing Disclosure Package and the Prospectus has been prepared on a basis consistent with that of the Company’s Financial Statements. The unaudited as adjusted financial information and related notes and supporting schedules of the Company and the subsidiaries contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus have been prepared in accordance with the requirements of Regulation S-X in all material respects and have been properly presented on the basis described therein, and give effect to assumptions used in the preparation thereof that are on a reasonable basis and in good faith and

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the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The pro forma financial information and related notes thereto included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus (i) present fairly in all material respects the information shown therein, (ii) have been prepared in accordance with and comply as to form with Article 11 of Regulation S-X in all material respects with respect to pro forma financial statements and (ii) have been properly presented on the bases described therein; the assumptions underlying such pro forma financial information included in the Registration Statement, the Pricing Disclosure Package and the Prospectus are a reasonable basis for presenting the effects attributable to the transactions and circumstances referred to therein and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein. No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Disclosure Package and the Prospectus. All disclosures contained or incorporated by reference in the Registration Statement, the most recent Preliminary Prospectus, the Pricing Disclosure Package, and Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(w) To the knowledge of the Company, the audited consolidated financial statements and related notes and supporting schedules of William Penn and its subsidiaries incorporated by reference into the most recent Preliminary Prospectus present fairly, in all material respects, the financial position, results of operations, stockholders’ equity and cash flows of William Penn and its consolidated subsidiaries, as of the respective dates and for the respective periods to which they apply and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and the requirements of Regulation S-X.

(x) RSM US LLP, who has certified certain financial statements of the Company and its consolidated subsidiaries, whose report is incorporated by reference in the most recent Preliminary Prospectus and who has delivered the initial letter referred to in Section 8(f) hereof, is an independent public accounting firm as required by the Securities Act and the rules and regulations thereunder and by the rules of the Public Company Accounting Oversight Board and RSM US LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 with respect to the Company.

(y) S.R. Snodgrass, P.C., who has certified certain financial statements of William Penn, whose report is incorporated by reference in the most recent Preliminary Prospectus and who has delivered the initial letter referred to in Section 8(h) hereof, is an independent public accounting firm as required by the Securities Act and the rules and regulations thereunder and by the Public Company Accounting Oversight Board and to the knowledge of the Company, S.R. Snodgrass, P.C. is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 with respect to William Penn.

(z) There is no transaction, arrangement or other relationship between the Company or any of its subsidiaries and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would reasonably be expected to have a Material Adverse Effect.

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(aa) The Company and each of its subsidiaries maintain a system of “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and that has been designed by, or under the supervision of, the Company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. The Company and each of its subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the Company’s financial statements in conformity with GAAP and to maintain accountability for its assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for the Company’s assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Pricing Disclosure Package and the Prospectus fairly present the information called for in all material respects and are prepared in accordance with the Commission’s rules and guidelines applicable thereto. As of the date of the most recent consolidated balance sheet of the Company and its consolidated subsidiaries reviewed or audited by RSM US LLP, there were no material weaknesses in the Company’s internal controls.

(bb) The Company and each of its subsidiaries (i) maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company and its subsidiaries in the reports they file or submit under the Exchange Act is accumulated and communicated to management of the Company and its subsidiaries, including their respective principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(cc) Except as disclosed on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the Company’s auditors and the audit committee of the board of directors of the Company have not been advised of, or become aware of, (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company or any of its subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its subsidiaries. Except as disclosed on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, there have been no significant changes in internal controls or in other factors that would significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(dd) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

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(ee) Since the date of the latest audited financial statements incorporated by reference in the most recent Preliminary Prospectus, except as disclosed therein, neither the Company nor any of its subsidiaries has (i) sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (ii) issued or granted any securities, except as described in the most recent Preliminary Prospectus, (iii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iv) entered into any material transaction not in the ordinary course of business, except for the Merger and as described in the most recent Preliminary Prospectus, or (v) declared or paid any dividend on its capital stock (other than for publicly disclosed cash dividends on its common stock and dividends of the Bank paid to the Company), and since such date, there has not been any change in the capital stock, except as described in the most recent Preliminary Prospectus, loans held-for investment or held-for sale, total deposits or long-term debt of the Company or any of its subsidiaries or any adverse change, or any development involving a prospective adverse change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, management, business or prospects of the Company and its subsidiaries taken as a whole, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(ff) The Company and each of its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except such liens, encumbrances and defects as are described in the most recent Preliminary Prospectus or such as (i) do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All assets held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as do not materially interfere with the use made and proposed to be made of such assets by the Company and its subsidiaries.

(gg) The Company and each of its subsidiaries have such permits, licenses, patents, franchises, certificates of need and other approvals or authorizations of governmental or regulatory authorities (“Permits”) as are necessary under applicable law to own their properties and conduct their businesses in the manner described in the most recent Preliminary Prospectus, except for any of the foregoing that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company and each of its subsidiaries have fulfilled and performed all of their respective obligations with respect to the Permits, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of the holder of any such Permits, except for any of the foregoing that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received written notice of any revocation or modification of any such Permits or has any reason to believe that any such Permits will not be renewed in the ordinary course, except where such revocation, modification or failure to renew would not have a Material Adverse Effect.

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(hh) (i) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, know-how, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures and excluding generally commercially available “off the shelf” software programs licensed pursuant to shrink wrap or “click and accept” licenses) (collectively, the “Intellectual Property”) necessary for the conduct of their respective businesses; (ii) the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries, have not received any written notice of any claim relating to Intellectual Property; and (iv) to the knowledge of the Company, the Intellectual Property of the Company and their subsidiaries is not being infringed, misappropriated or otherwise violated by any person.

(ii) There are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject that if determined adversely to the Company or any of its subsidiaries would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the performance of this Agreement or the consummation of the transactions contemplated hereby; and to the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or others.

(jj) There are no contracts or other documents required under the Securities Act to be described in the Registration Statement or the most recent Preliminary Prospectus or filed as exhibits to the Registration Statement, that are not described and filed as required. The statements made in the most recent Preliminary Prospectus, insofar as they purport to constitute summaries of the terms of the contracts and other documents described and filed, constitute accurate summaries of the terms of such contracts and documents in all material respects.

(kk) The statements made in or incorporated by reference in the most recent Preliminary Prospectus and Prospectus under the captions “Risk Factors,” “Description of Our Common Stock,” “Securities We May Offer, and “Underwriting” insofar as they purport to constitute a summary of the terms of the Stock or certain provisions of the Company’s articles of incorporation and bylaws or Pennsylvania law, and “Supervision and Regulation,” insofar as it purports to constitute summaries of the terms of statutes, rules or regulations, legal or governmental proceedings or contracts and other documents, are accurate and complete in all material respects.

(ll) The Company and each of its subsidiaries carry, or are covered by, insurance from insurers of recognized financial responsibility in such amounts and covering such risks as the Company reasonably believes is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries. All policies of insurance of the Company and its subsidiaries are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies in all material respects; and neither the Company nor any of its subsidiaries has (i) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance; there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and (ii) neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, except in the cases referenced in clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(mm) No transaction has occurred or relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described under the Securities Act or the Exchange Act in the most recent Preliminary Prospectus which is not so described.

(nn) No labor disturbance by or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(oo) Neither the Company nor any of its subsidiaries (i) is in violation of its charter or bylaws (or similar organizational documents), (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, condition or other obligation contained in any indenture, mortgage, deed of trust, loan agreement, license or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, (iii) is in violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets or (iv) has failed to obtain any license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business, except in the case of clauses (ii), (iii) and (iv), to the extent any such conflict, breach, violation or default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(pp) Except as described in the most recent Preliminary Prospectus, (i) there are no proceedings that are pending, or to the knowledge of the Company, against the Company or any of its subsidiaries under any laws, regulations, ordinances, rules, orders, judgments, decrees, permits or other legal requirements of any governmental authority having jurisdiction over the Company or any of its subsidiaries, including without limitation any international, foreign, national, state, provincial, regional, or local authority, relating to pollution, the protection of human health or safety, the environment, or natural resources, or to use, handling, storage, manufacturing, transportation, treatment, discharge, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) in which a governmental authority is also a party, (ii) neither the Company nor any of its subsidiaries are aware of any issues regarding compliance with Environmental Laws, including any pending or proposed Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, where non-compliance by the Company or any subsidiary would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (iii) neither the Company nor any of its subsidiaries anticipate material capital expenditures relating to Environmental Laws.

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(qq) The Company and each of its subsidiaries have filed all federal, state, local and foreign income and franchise tax returns required to be filed through the date hereof, subject to permitted extensions, and have paid all taxes due, and no tax deficiency has been determined adversely to the Company or any of its subsidiaries, nor does the Company have any knowledge of any tax deficiencies that have been, or would reasonably be expected to be asserted against the Company, except for tax deficiencies that would not have a Material Adverse Effect.

(rr) (i) Each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Security Act of 1974, as amended (“ERISA”)) for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each a “Plan”) has been maintained in compliance with its terms and with the requirements of all applicable statutes, rules and regulations, including ERISA and the Code, except where non-compliance would not have a Material Adverse Effect; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan, excluding transactions effected pursuant to a statutory or administrative exemption; (iii) with respect to each Plan subject to Title IV of ERISA (A) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur, (B) no Plan is or is reasonably expected to be “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA) (C) there has been no filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan or the receipt by the Company or any of its ERISA Affiliates from the Pension Benefit Guaranty Corporation (“PBGC”) or the plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (D) no conditions contained in Section 303(k)(1)(A) of ERISA for imposition of a lien shall have been met with respect to any Plan (E) neither the Company nor any member of its Controlled Group has incurred, or reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(c)(3) of ERISA) (“Multiemployer Plan”); (iv) no Multiemployer Plan is, or is expected to be, “insolvent” (within the meaning of Section 4245 of ERISA), in “reorganization” (within the meaning of Section 4241 of ERISA), or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 304 of ERISA); and (v) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and, to the knowledge of the Company, nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(ss) The statistical and market-related data included in the most recent Preliminary Prospectus and “road show” (as defined in Rule 433 under the Securities Act) and the consolidated financial statements of the Company and its subsidiaries included or incorporated by reference in the most recent Preliminary Prospectus and “road show” (as defined in Rule 433 under the Securities Act) are based on or derived from sources that the Company believes to be reliable in all material respects.

(tt) Neither the Company nor any of its subsidiaries is, and as of the applicable Delivery Date and, after giving effect to the offer and sale of the Stock and the application of the proceeds therefrom as described under “Use of Proceeds” in the most recent Preliminary Prospectus and the Prospectus, none of them will be, (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder, or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

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(uu) Except for the Merger Agreement and as described in the most recent Preliminary Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right (other than rights that have been waived in writing or otherwise satisfied) to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(vv) Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Stock.

(ww) The Company has not sold or issued any securities that would be integrated with the offering of the Stock contemplated by this Agreement pursuant to the Securities Act, the rules and regulations thereunder or the interpretations thereof by the Commission.

(xx) The Company and its affiliates have not taken, directly or indirectly, any action designed to constitute, or that has constituted, or that would reasonably be expected, individually or in the aggregate, to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the shares of the Stock.

(yy) The Company will use its best efforts to effect and maintain the listing of the Stock and Option Stock on The NASDAQ Stock Market (“Nasdaq”) and will file with Nasdaq all documents and notices required by Nasdaq.

(zz) The Company has not distributed and, prior to the later to occur of any Delivery Date and completion of the distribution of the Stock, will not distribute any offering material in connection with the offering and sale of the Stock other than any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus to which the Representatives have consented in accordance with Section 1(k) or 6(a)(vi) and any Issuer Free Writing Prospectus set forth on Schedule V hereto.

(aaa) Neither the Company nor any subsidiary is in violation of or has received written notice of any violation with respect to any federal or state law relating to discrimination in the hiring, promotion or pay of employees, nor any applicable federal or state wage and hour laws, nor any state law precluding the denial of credit due to the neighborhood in which a property is situated, the violation of any of which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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(bbb) Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any directors or officers, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, has in the course of its actions for, or on behalf of, the Company or any of its subsidiaries: (i) made any unlawful contribution, gift, or other unlawful expense relating to political activity; (ii) made any direct or indirect bribe, kickback, rebate, payoff, influence payment, or otherwise unlawfully provided anything of value, to any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, the “FCPA”)) or domestic government official; or (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the “Bribery Act 2010”), or any other applicable anti-bribery statute or regulation. The Company and its subsidiaries and, to the knowledge of the Company, the Company’s affiliates, have conducted their respective businesses in compliance with the FCPA, Bribery Act 2010, and all other anti-bribery statutes and regulations in jurisdictions where the Company or any of its subsidiaries conducts business, and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(ccc) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder that have been issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. Each of the Company and its subsidiaries has instituted and maintains policies and procedures designed to ensure continued compliance with the Money Laundering Laws.

(ddd) None of the Company, any subsidiary or, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of its Subsidiaries is (A) an individual or entity currently subject to or, to the Company’s knowledge, a target of any U.S. sanctions administered or enforced by the United States Government, including, without limitation, OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”) or (B) located, organized or resident in a country or territory that is subject of Sanctions, including, without limitation, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”). The Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

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(eee) Except as would not, individually or in the aggregate, result in a Material Adverse Effect: (A) neither the Company nor its subsidiaries knows or have been notified of any security breach, unauthorized access or disclosure, or other compromise of the information technology assets and equipment, computer systems, networks, hardware, software, data and databases (i) owned (or purported to be owned), managed, or controlled by the Company and its subsidiaries, (ii) managed by third-party service providers on behalf of the Company and its subsidiary, or (ii) containing the Company’s data and information but owned, managed, or controlled by a third-party service provider (collectively, “IT Systems and Data”), except for those that have been remedied without material cost or liability; (B) neither the Company nor its subsidiaries have knowledge or notice of any event or condition that would reasonably be expected to have resulted or result in any security breach, unauthorized access or disclosure, or other compromise of the IT Systems and Data, except for those that would not result in any material cost or liability; (C) the Company and its subsidiaries have implemented, or contractually required third-party service providers to implement, commercially reasonable controls, policies, procedures and technological safeguards as determined by the Company to be reasonably necessary to maintain and protect the integrity, continuous operation, redundancy and security of the IT Systems and Data, reasonably consistent with industry standards and practices, or required by applicable law; and (D) the Company and its subsidiaries are in compliance in all material respects with all applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations binding on the Company or its subsidiaries and governing data privacy and security.

(fff) The Company will comply with all applicable securities and other laws, rules and regulations in each jurisdiction in which the Directed Shares are offered in connection with the Directed Share Program.

(ggg) The Company has not materially changed its business strategy as described in “Prospectus Supplement Summary.”

(hhh) Except for the Merger Agreement or as disclosed in the most recent Preliminary Prospectus or the Prospectus, neither the Company nor any of its subsidiaries is a party to a letter of intent, accepted term sheet or similar instrument or any binding agreement that contemplates an acquisition, disposition, transfer or sale of the assets (as a going concern) or capital stock of the Company or of any subsidiary or business unit or any similar business combination transaction which would be material to the Company and its subsidiaries taken as a whole.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Stock shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Representations, Warranties and Agreements of the Bank. The Bank represents, warrants and agrees that:

(a) The Bank is a state chartered bank under the laws of the Commonwealth of Pennsylvania with the corporate power and authority necessary to own or hold its properties and to conduct its business in which it is engaged, and is duly qualified to do business and in good standing as a foreign corporation or other business entity in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and the charter of the Bank is in full force and effect.

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(b) The Bank is not in violation of its articles of incorporation or bylaws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound or to which any of the property or assets of the Bank is subject except for such defaults that would not be expected to result in a Material Adverse Effect.

(c) The deposit accounts of the Bank are insured by the FDIC to the fullest extent permitted by the Federal Deposit Insurance Act, as amended, 12 U.S.C. 1811 et seq., and the rules and regulations of the FDIC thereunder, and all premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions), and no proceeding for the modification, termination or revocation of such insurance are pending or, to the knowledge of the Bank, threatened. The Bank is the only depository institution subsidiary of the Company and the Bank is a member in good standing of the Federal Home Loan Bank System.

(d) The Bank has received an overall Community Reinvestment Act (“CRA”) rating of at least “Satisfactory” and has not been informed in writing by any Regulatory Authority that it may receive a less than “Satisfactory” rating for CRA purposes within one year, nor, to the Bank’s knowledge, has the Bank been informed other than in writing by any Regulatory Authority that it may receive a less than “Satisfactory” rating for CRA purposes within one year. The Bank is not aware of any facts or circumstances that exist that would cause the Bank to be (i) not in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a CRA rating by federal or state bank regulators of lower than “Satisfactory,” or (ii) not in material compliance with the privacy of customer information requirements contained in any federal and state privacy laws and regulations applicable to the Bank, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank, pursuant to 12 C.F.R. Part 364.

(e) This Agreement has been duly authorized, executed and delivered by the Bank and, when duly executed by the Underwriter, will constitute the valid and binding agreement of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or by general equitable principles and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws and banking laws. The Bank has the full power and authority to enter into this Agreement.

(f) The execution and delivery of this Agreement by the Bank and the compliance and performance by the Bank with the provisions of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary corporate action on the part of the Bank and do not and will not, whether with or without the giving of notice or passage or time or both, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default or result in a right to require the repurchase, redemption or repayment of all

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or a portion of indebtedness by the Bank prior to its scheduled maturity under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Bank or any of its subsidiaries is a party or by which the Bank or any of its subsidiaries is bound or to which any of the property or assets of the Bank or any of its subsidiaries is subject, nor will such action result in any violation of the provisions of the articles of incorporation or bylaws of the Bank or any statute or any order, rule or regulation of any Regulatory Authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties, except for those conflicts, breaches, violations, defaults or repurchase rights that would not result in a Material Adverse Effect.

Any certificate signed by any officer of the Bank and delivered to the Representatives or counsel for the Underwriters in connection with this Agreement shall be deemed a representation and warranty by the Bank, as to matters covered thereby, to each Underwriter.

3. Purchase of the Stock by the Underwriters. On the basis of the representations, warranties and covenants contained in, and subject to the terms and conditions of, this Agreement, the Company agrees to sell 2,375,000 shares of the Firm Stock to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the number of shares of the Firm Stock set forth opposite that Underwriter’s name in Schedule I hereto. Each Underwriter shall be obligated to purchase from the Company that number of shares of the Firm Stock that represents the same proportion of the number of shares of the Firm Stock to be sold by the Company as the number of shares of the Firm Stock set forth opposite the name of such Underwriter in Schedule I represents to the total number of shares of the Firm Stock to be purchased by all of the Underwriters pursuant to this Agreement. The respective purchase obligations of the Underwriters with respect to the Firm Stock shall be rounded among the Underwriters to avoid fractional shares, as the Representatives may determine.

In addition, the Company grants to the Underwriters an option to purchase up to 356,250 additional shares of Option Stock. Such option is exercisable in the event that the Underwriters sell more shares of Common Stock than the number of shares of Firm Stock in the offering and as set forth in Section 5 hereof. Each Underwriter agrees, severally and not jointly, to purchase the number of shares of Option Stock (subject to such adjustments to eliminate fractional shares as the Representatives may determine) that bears the same proportion to the total number of shares of Option Stock to be sold on such Delivery Date as the number of shares of Firm Stock opposite the name of the Underwriter bears the total number of shares of Firm Stock.

The purchase price payable by the Underwriters for both the Firm Stock and any Option Stock is $28.025 per share.

The Company is not obligated to deliver any of the Firm Stock or Option Stock to be delivered on the applicable Delivery Date, except upon payment for all such Stock to be purchased on such Delivery Date as provided herein.

4. Offering of Stock by the Underwriters. Upon authorization by the Representative of the release of the Firm Stock, the several Underwriters propose to offer the Firm Stock for sale upon the terms and conditions to be set forth in the Prospectus.

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5. Delivery of and Payment for the Stock. Delivery of and payment for the Firm Stock shall be made at 10:00 a.m., New York City time, on the first full business day following the date of this Agreement or at such other date or place as shall be determined by agreement between the Representatives and the Company. This date and time are sometimes referred to as the “Initial Delivery Date”. Delivery of the Firm Stock shall be made to the Representatives for the account of each Underwriter against payment by the several Underwriters through the Representatives and of the respective aggregate purchase prices of the Firm Stock being sold by the Company to or upon the order of the Company of the purchase price by wire transfer in immediately available funds to the accounts specified by the Company. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Company shall deliver the Firm Stock through the facilities of DTC unless the Representatives shall otherwise instruct.

The option granted in Section 3 will expire 30 days after the date of this Agreement and may be exercised in whole or from time to time in part by written notice being given to the Company by the Representatives; provided that if such date falls on a day that is not a business day, the option granted in Section 3 will expire on the next succeeding business day. Such notice shall set forth the aggregate number of shares of Option Stock as to which the option is being exercised, the names in which the shares of Option Stock are to be registered, the denominations in which the shares of Option Stock are to be issued and the date and time, as determined by the Representatives, when the shares of Option Stock are to be delivered; provided, however, that this date and time shall not be earlier than the Initial Delivery Date nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised. Each date and time the shares of Option Stock are delivered is sometimes referred to as an “Option Stock Delivery Date”, and the Initial Delivery Date and any Option Stock Delivery Date are sometimes each referred to as a “Delivery Date”.

Delivery of the Option Stock by the Company and payment for the Option Stock by the several Underwriters through the Representatives shall be made at 10:00 A.M., New York City time, on the date specified in the corresponding notice described in the preceding paragraph or at such other date or place as shall be determined by agreement between the Representatives and the Company. On each Option Stock Delivery Date, the Company shall deliver, or cause to be delivered, the Option Stock, to the Representatives for the account of each Underwriter, against payment by the several Underwriters through the Representatives and of the respective aggregate purchase prices of the Option Stock being sold by the Company to or upon the order of the Company of the purchase price by wire transfer in immediately available funds to the accounts specified by the Company. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Company shall deliver the Option Stock through the facilities of DTC unless the Representatives shall otherwise instruct.

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6. Further Agreements of the Company, the Bank and the Underwriters. (a) The Company and Bank agree:

(i) To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the last Delivery Date except as provided herein; to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment or supplement to the Registration Statement or the Prospectus has been filed and to furnish the Representatives with copies thereof; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Stock for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding or examination for any such purpose or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(ii) To furnish promptly to the Representatives a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the Commission, including all consents and exhibits filed therewith.

(iii) To deliver promptly to the Representatives such number of the following documents as the Representatives shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits other than this Agreement and the computation of per share earnings), (B) each Preliminary Prospectus, the Prospectus and any amended or supplemented Prospectus, (C) each Issuer Free Writing Prospectus and (D) any document incorporated by reference in any Preliminary Prospectus or the Prospectus; and, if the delivery of a prospectus is required at any time after the date hereof in connection with the offering or sale of the Stock or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act, to notify the Representatives and, upon their request, to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended or supplemented Prospectus that will correct such statement or omission or effect such compliance.

(iv) To file promptly with the Commission any amendment or supplement to the Registration Statement or the Prospectus that may, in the judgment of the Company or the Representatives, be required by the Securities Act or requested by the Commission.

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(v) Prior to filing with the Commission any amendment or supplement to the Registration Statement, the Prospectus, any document incorporated by reference in the Prospectus or any amendment to any document incorporated by reference in the Prospectus to furnish a copy thereof to the Representatives and counsel for the Underwriters and obtain the consent of the Representatives to the filing.

(vi) Not to make any offer relating to the Stock that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives.

(vii) To comply with all applicable requirements of Rule 433 under the Securities Act with respect to any Issuer Free Writing Prospectus. If at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended or supplemented, would conflict with the information in the Registration Statement, the most recent Preliminary Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Representatives and, upon their request, to file such document and to prepare and furnish without charge to each Underwriter as many copies as the Representatives may from time to time reasonably request of an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance.

(viii) The Company will make generally available to its security holders and the Representatives as soon as reasonably practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the Effective Date; provided that (i) such delivery requirements to the Company’s security holders shall be deemed met by the Company’s compliance with its reporting requirements pursuant to the Exchange Act and (ii) such delivery requirements to the Representatives shall be deemed met by the Company if the related reports are available on EDGAR or any similar electronic system approved by the Commission.

(ix) Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Stock for offering and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Stock; provided that in connection therewith, the Company shall not be required to (A) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (B) file a general consent to service of process in any such jurisdiction, or (C) subject itself to taxation in any jurisdiction in which it would not otherwise be subject.

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(x) For a period commencing on the date hereof and ending on the 90th day after the date of the Prospectus (the “Lock-Up Period”), not to, directly or indirectly, (A) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (other than the Stock and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof, or offered in connection with the Merger), or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock (other than the grant of options pursuant to option plans existing on the date hereof, or offered in connection with the Merger), (B) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (C) confidentially submit or file or cause to be confidentially submitted or filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company (other than any registration statement on Form S-8 or Form S-4 in connection with the Merger), or (D) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of the Representatives, on behalf of the Underwriters, and to cause each officer and director of the Company set forth on Schedule II hereto to furnish to the Representatives, prior to the Initial Delivery Date, a letter or letters, substantially in the form of Exhibit A hereto (the “Lock-Up Agreements”).

(xi) To apply the net proceeds from the sale of the Stock being sold by the Company substantially in accordance with the description as set forth in the Prospectus under the caption “Use of Proceeds.”

(xii) To file with the Commission such information on Form 10-Q or Form 10-K as may be required by Rule 463 under the Securities Act.

(xiii) If at any time following the distribution of any Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission. The Company will promptly notify the Representatives of (A) any distribution by the Company of Written Testing-the-Waters Communications and (B) any request by the Commission for information concerning the Written Testing-the-Waters Communications.

(xiv) The Company and its affiliates will not take, directly or indirectly, any action designed to or that has constituted or that reasonably would be expected to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Stock.

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(xv) The Company will do and perform all things required or necessary to be done and performed under this Agreement by it prior to each Delivery Date, and to satisfy all conditions precedent to the Underwriters’ obligations hereunder to purchase the Stock.

(b) Each Underwriter severally agrees that (i) such Underwriter shall not include any “issuer information” (as defined in Rule 433 under the Securities Act) in any “free writing prospectus” (as defined in Rule 405 under the Securities Act) used or referred to by such Underwriter without the prior consent of the Company (any such issuer information with respect to whose use the Company has given its consent, “Permitted Issuer Information”); provided that no such consent shall be required with respect to any such issuer information contained in any document filed by the Company with the Commission prior to the use of such free writing prospectus, and (ii) such Underwriter is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during any time that the delivery of a prospectus is required by law in connection with the offering or sale of the Stock or any other securities relating thereto).

7. Expenses. The Company agrees, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all expenses, costs and fees incident to and in connection with (a) the authorization, issuance, sale and delivery of the Stock and any stamp duties payable in that connection, and the preparation and printing of certificates for the Stock; (b) the preparation, printing and filing under the Securities Act of the Registration Statement (including any exhibits thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, and any amendment or supplement thereto; (c) the distribution of the Registration Statement (including any exhibits thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, and any amendment or supplement thereto, or any document incorporated by reference therein, all as provided in this Agreement; (d) the production and distribution of this Agreement, any supplemental agreement among Underwriters, and any other related documents in connection with the offering, purchase, sale and delivery of the Stock; (e) any required review by the FINRA of the terms of sale of the Stock; (f) the inclusion of the Stock on The NASDAQ Stock Market and/or any other exchange; (g) the qualification of the Stock under the securities laws of the several jurisdictions as provided in Section 6(a)(ix) and the preparation, printing and distribution of a Blue Sky Memorandum (including related fees and expenses of counsel to the Underwriters); (h) the investor presentations on any “road show” or any Testing-the-Waters Communication, undertaken in connection with the marketing of the Stock, including, without limitation, expenses associated with any electronic road show, travel and lodging expenses of the representatives and officers of the Company; and (i) all other costs and expenses incident to the performance of the obligations of the Company under this Agreement provided that, except as provided in this Section 7 and in Section 10, the Underwriters shall pay their own costs and expenses, including the costs and expenses of their counsel, any transfer taxes on the Stock which they may sell and the expenses of advertising any offering of the Stock made by the Underwriters.

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8. Conditions of Underwriters’ Obligations. The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and on each Delivery Date, of the representations and warranties of the Company contained herein, to the performance by the Company of their respective obligations hereunder, and to each of the following additional terms and conditions:

(a) The Prospectus shall have been timely filed with the Commission in accordance with Section 6(a)(i). The Company shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding or examination for such purpose shall have been initiated or threatened by the Commission; and any request of the Commission for inclusion of additional information in the Registration Statement or the Prospectus or otherwise shall have been complied with.

(b) No Underwriter shall have discovered and disclosed to the Company on or prior to such Delivery Date that the Registration Statement, the Prospectus or the Pricing Disclosure Package, or any amendment or supplement thereto, contains an untrue statement of a fact which, in the opinion of Holland & Knight LLP, counsel for the Underwriters, is material or omits to state a fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein (in the case of the Prospectus or the Pricing Disclosure Package, in light of the circumstances under which such statements were made) not misleading.

(c) All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Stock, the Registration Statement, the Prospectus and any Issuer Free Writing Prospectus, and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Underwriters and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(d) Pillar Aught LLC shall have furnished to the Representatives its written opinion, as counsel to the Company, addressed to the Underwriters and dated such Delivery Date, in form and substance reasonably satisfactory to the Representatives, substantially in the form attached hereto as Exhibit B.

(e) The Representatives shall have received from Holland & Knight LLP, counsel for the Underwriters, such opinion or opinions, dated such Delivery Date, with respect to the issuance and sale of the Stock, the Registration Statement, the Prospectus and the Pricing Disclosure Package and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(f) At the time of execution of this Agreement, the Representatives shall have received from RSM US LLP a letter, in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of

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accountants under Rule 2-01 of Regulation S-X of the Commission, and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the most recent Preliminary Prospectus, as of a date not more than three days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

(g) With respect to the letter of RSM US LLP referred to in the preceding paragraph and delivered to the Representatives concurrently with the execution of this Agreement (the “RSM initial letter”), the Company shall have furnished to the Representatives a letter (the “RSM bring-down letter”) of such accountants, addressed to the Underwriters and dated such Delivery Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the RSM bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than three days prior to the date of the RSM bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the RSM initial letter, and (iii) confirming in all material respects the conclusions and findings set forth in the RSM initial letter.

(h) At the time of execution of this Agreement, the Representatives shall have received from S.R. Snodgrass, P.C. a letter, in form and substance satisfactory to the Representatives, addressed to the Underwriters and dated the date hereof (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, and (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the most recent Preliminary Prospectus, as of a date not more than three days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

(i) With respect to the letter of S.R. Snodgrass, P.C. referred to in the preceding paragraph and delivered to the Representatives concurrently with the execution of this Agreement (the “Snodgrass initial letter”), the Company shall have furnished to the Representatives a letter (the “Snodgrass bring-down letter”) of such accountants, addressed to the Underwriters and dated such Delivery Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of the date of the Snodgrass bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than three days prior to the date of the Snodgrass bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the Snodgrass initial letter, and (iii) confirming in all material respects the conclusions and findings set forth in the Snodgrass initial letter.

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(j) The Company shall have furnished to the Representatives a certificate, dated such Delivery Date, of its Chief Executive Officer and its Chief Financial Officer as to such matters as the Representatives may reasonably request, including, without limitation, a statement:

(i) That the representations, warranties and agreements of the Company in Section 1 are true and correct on and as of such Delivery Date, and the Company has complied with all its agreements contained herein and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Delivery Date;

(ii) That no stop order suspending the effectiveness of the Registration Statement has been issued; and no proceedings or examination for that purpose have been instituted or, to the knowledge of such officers, threatened and the Commission shall not have notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto;

(iii) That they have examined the Registration Statement, the Prospectus and the Pricing Disclosure Package, and, in their opinion, (A) (1) the Registration Statement, as of the Effective Date, (2) the Prospectus, as of its date and on the applicable Delivery Date, and (3) the Pricing Disclosure Package, as of the Applicable Time, did not and do not contain any untrue statement of a material fact and did not and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (except in the case of the Registration Statement, in the light of the circumstances under which they were made) not misleading, and (B) since the Effective Date, no event has occurred that should have been set forth in a supplement or amendment to the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus that has not been so set forth; and

(iv) To the effect of Section 8(l) (provided that no representation with respect to the judgment of the Representatives need be made).

(k) The Bank shall have furnished to the Representatives a certificate, dated such Delivery Date, of its President or a Vice President and its Chief Financial Officer as to such matters as the Representatives may reasonably request, including, without limitation, a statement that the representations, warranties and agreements of the Bank in Section 2 are true and correct on and as of such Delivery Date, and the Bank has complied with all its agreements contained herein and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Delivery Date.

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(l) (i) Neither the Company nor any of its subsidiaries shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the most recent Preliminary Prospectus, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, or (ii) since such date, except as described in the most recent Preliminary Prospectus, there shall not have been any change in the capital stock, loans held-for investment or held-for sale, total deposits or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), results of operations, stockholders’ equity, properties, management, business or prospects of the Company and its subsidiaries taken as a whole, the effect of which, in any such case described in clause (i) or (ii), is, individually or in the aggregate, in the judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Stock being delivered on such Delivery Date on the terms and in the manner contemplated in the Prospectus.

(m) Subsequent to the execution and delivery of this Agreement (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities or preferred stock by any “nationally recognized statistical rating organization” (as defined by the Commission in Section 3(a)(62) of the Exchange Act), and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or preferred stock.

(n) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on any securities exchange that has registered with the Commission under Section 6 of the Exchange Act (including the New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market), (ii) trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or materially limited or the settlement of such trading generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (iii) a general moratorium on commercial banking activities shall have been declared by federal or state authorities, (iv) the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States, or (v) there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States shall be such) or any other calamity or crisis either within or outside the United States, as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the public offering or delivery of the Stock being delivered on such Delivery Date on the terms and in the manner contemplated in the Prospectus.

(o) The NASDAQ Stock Market shall have approved the Stock for inclusion, subject only to official notice of issuance and evidence of satisfactory distribution.

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(p) The Lock-Up Agreements between the Representatives and the officers and directors of the Company set forth on Schedule II, delivered to the Representative on or before the date of this Agreement, shall be in full force and effect on such Delivery Date.

(q) On the date hereof and on each Delivery Date, the Company shall have delivered to the Representatives a certificate of the Chief Financial Officer of the Company, in form and substance satisfactory to you.

(r) On or prior to each Delivery Date, the Company shall have furnished to the Underwriters such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

9. Indemnification and Contribution.

(a) The Company and the Bank, jointly and severally, hereby agree to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of Stock), to which that Underwriter, affiliate, director, officer, or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in (A) any Preliminary Prospectus, the Registration Statement, the Prospectus or in any amendment or supplement thereto, (B) any Issuer Free Writing Prospectus or in any amendment or supplement thereto, (C) any Permitted Issuer Information used or referred to in any “free writing prospectus” (as defined in Rule 405 under the Securities Act) used or referred to by any Underwriter or (D) any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Stock, including any “road show” (as defined in Rule 433 under the Securities Act) not constituting an Issuer Free Writing Prospectus and any Written Testing-the-Waters Communication (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Permitted Issuer Information, any Marketing Materials any material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each Underwriter and each such affiliate, director, officer, or controlling person promptly upon demand for any legal or other expenses reasonably incurred by that Underwriter, affiliate, director, officer, or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that neither the Company nor the Bank shall be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or

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alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto or in any Permitted Issuer Information, any Marketing Materials in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information consists solely of the information specified in Section 9(e). The foregoing indemnity agreement is in addition to any liability which the Company may otherwise have to any Underwriter or to any affiliate, director, officer, employee, or controlling person of that Underwriter. Notwithstanding the foregoing, the indemnification provided for by the Bank in this paragraph shall be limited with respect to the Bank to the extent necessary if (a) a Regulatory Authority having jurisdiction over the Bank by written communication addressed to the Bank or its board of directors, including in connection with any examination of the Bank, informs the Bank or its board of directors that such Regulatory Authority has determined that such indemnification violates Sections 23A or 23B of the Federal Reserve Act, as amended, or another law, rule, regulation or policy applicable to the Bank or the Company, (b) a Regulatory Authority notifies the Bank that this indemnification would result in an adverse impact on the Bank’s examination ratings, (c) such indemnification would give rise to civil money penalties or other sanctions or (d) the Bank determines, upon the written advice of counsel, that payment of any indemnification hereunder by the Bank would violate any law, rule, regulation or policy applicable to the Bank or the Company. The Company and the Bank agree to notify the Representatives immediately upon receipt of such written advisement or notice. The Representatives agree to cooperate with the Company in implementing any modification required by the foregoing.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, its respective directors and officers, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) above, but only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning such Underwriter furnished to the Company through the Representatives by or on behalf of that Underwriter specifically for inclusion therein, which information is limited to the information set forth in Section 9(e). The foregoing indemnity agreement is in addition to any liability that any Underwriter may otherwise have to the Company or any such director, officer, employee or controlling person.

(c) Promptly after receipt by an indemnified party under this Section 9 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 9 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights and defenses) by such failure and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under

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this Section 9. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 9 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that the indemnified party shall have the right to employ separate counsel to represent jointly the indemnified party and those other indemnified parties and their respective directors, officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought under this Section 9 if (i) the indemnified party and the indemnifying party shall have so mutually agreed; (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party; (iii) the indemnified party and its directors, officers, employees and controlling persons shall have reasonably concluded that there may be legal defenses available to them that are different from or in addition to those available to the indemnifying party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the indemnified parties or their respective directors, officers, employees or controlling persons, on the one hand, and the indemnifying party, on the other hand, and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and in any such event the fees and expenses of such separate counsel shall be paid by the indemnifying party. No indemnifying party shall (x) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party, or (y) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with the consent of the indemnifying party or if there be a final judgment against the indemnified party in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 9(a) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 45 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request or disputed in good faith the indemnified party’s entitlement to such reimbursement prior to the date of such settlement.

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(d) If the indemnification provided for in this Section 9 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 9(a) or 9(b) in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Stock, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Stock purchased under this Agreement (before deducting expenses) received by the Company, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the shares of the Stock purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for purposes of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9(d), in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Stock exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 9(d) are several in proportion to their respective underwriting obligations and not joint. Notwithstanding the foregoing, the contribution obligation of the Bank in this paragraph shall be limited with respect to the Bank to the extent necessary if

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(a) a Regulatory Authority having jurisdiction over the Bank by written communication addressed to the Bank or its board of directors, including in connection with any examination of the Bank, informs the Bank or its board of directors that such Regulatory Authority has determined that such contribution violates Sections 23A or 23B of the Federal Reserve Act, as amended, or another law, rule, regulation or policy applicable to the Bank or the Company, (b) a Regulatory Authority notifies the Bank that any contribution would result in an adverse impact on the Bank’s examination ratings, (c) such contribution would give rise to civil money penalties or other sanctions or (d) the Bank determines, upon the written advice of counsel, that any contribution made by the Bank hereunder would violate any law, rule, regulation or policy applicable to the Bank or the Company.

(e) The Underwriters severally confirm and the Company acknowledges and agrees that (i) the discount figure appearing in the Prospectus under the heading “Underwriting Discount” in the section entitled “Underwriting” and (ii) the paragraphs appearing in the Prospectus under the heading “Stabilization Transactions” in the section entitled “Underwriting” relating to stabilization transactions, over-allotment transactions, syndicate covering transactions and, if applicable, penalty bids in which the Underwriters may engage are correct and constitute the only information concerning such Underwriters furnished in writing to the Company by or on behalf of the Underwriters specifically for inclusion in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Marketing Materials.

(f) In connection with the offer and sale of Directed Shares, and without limitation and in addition to their obligations under the other subsections of this Section 9, the Company agrees promptly upon written notice, to indemnify and hold harmless the Designated Underwriter and each person, if any, who controls the Designated Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of the Designated Underwriter (the “Designated Entities”) within the meaning of Rule 405 under the Securities Act from and against any and all losses, liabilities, claims, damages and expenses incurred by them as a result of (i) the violation of any applicable laws or regulations of any foreign jurisdictions where Directed Shares have been offered or (ii) the failure of any Directed Share Participant, who has agreed to purchase Directed Shares, to pay for and accept delivery of the Directed Shares. Under no circumstances will the Designated Entities be liable to the Company or to any Directed Share Participant for any action taken or omitted to be taken in connection with the Directed Shares or any transaction effected with any Directed Share Participant, except to the extent found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Designated Entities.

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10. Defaulting Underwriters.

(a) If, on any Delivery Date, any Underwriter defaults in its obligations to purchase the Stock that it has agreed to purchase under this Agreement, the remaining non-defaulting Underwriters may in their discretion arrange for the purchase of such Stock by the non- defaulting Underwriters or other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Stock, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Stock on such terms. In the event that within the respective prescribed periods, the non-defaulting Underwriters notify the Company that they have so arranged for the purchase of such Stock, or the Company notifies the non-defaulting Underwriters that it has so arranged for the purchase of such Stock, either the non-defaulting Underwriters or the Company may postpone such Delivery Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement, the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement, the Prospectus or in any such other document or arrangement that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule I hereto that, pursuant to this Section 10, purchases Stock that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Stock of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the total number of shares of the Stock that remains unpurchased does not exceed one-eleventh of the total number of shares of all the Stock, then the Company shall have the right to require each non-defaulting Underwriter to purchase the total number of shares of Stock that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the total number of shares of Stock that such Underwriter agreed to purchase hereunder) of the Stock of such defaulting Underwriter or Underwriters for which such arrangements have not been made; provided that the non-defaulting Underwriters shall not be obligated to purchase more than 110% of the total number of shares of Stock that it agreed to purchase on such Delivery Date pursuant to the terms of Section 3.

(c) If, after giving effect to any arrangements for the purchase of the Stock of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the total number of shares of Stock that remains unpurchased exceeds one-eleventh of the total number of shares of all the Stock, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Sections 7 and 12 and except that the provisions of Section 9 shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

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11. Termination. The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Company prior to delivery of and payment for the Firm Stock if, prior to that time, any of the events described in Sections 8(l), and 8(n) shall have occurred or if the Underwriters shall decline to purchase the Stock for any reason permitted under this Agreement.

12. Reimbursement of Underwriters’ Expenses. If (i) this Agreement is terminated pursuant to Section 11, as a result of clause (ii) of Section 8(n), and trading generally shall not have been have been suspended or materially limited on or by any of the New York Stock Exchange or The Nasdaq Stock Market, (ii) the Company for any reason fails to tender the Stock for delivery to the Underwriters (other than pursuant to clauses (i), (iii), (iv) and (v) of Section 8(n) or (iii) the Underwriters decline to purchase the Stock for any reason permitted under this Agreement (other than pursuant to clauses (i), (iii), (iv) and (v) of Section 8(n)), the Company agrees to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby; provided, however, if the conditions in clauses (ii) and (iii) of this section relate to the Option Stock only, then the obligation in this section shall relate only to the reimbursement of out of pocket costs and expenses reasonably incurred by the Underwriters in connection with the proposed purchase of the Option Stock; provided, further, in the case of a termination pursuant to Section 10, the Company shall have no obligation to reimburse a defaulting underwriter for such costs and expenses.

13. Research Analyst Independence. The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

14. No Fiduciary Duty. The Company acknowledges and agrees that in connection with this offering, sale of Stock or any other services the Underwriters may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters: (a) no fiduciary or agency relationship between the Company and any other person, on the one hand, and the Underwriters, on the other hand, exists; (b) the Underwriters are not acting as advisors, expert or otherwise and are not providing a recommendation or investment advice, to the Company, including, without limitation, with respect to the determination of the public offering price of the Stock, and such relationship between the Company, on the one hand, and the

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Underwriters, on the other hand, is entirely and solely commercial, based on arm’s length negotiations and, as such, not intended for use by any individual for personal, family or household purposes; (c) any duties and obligations that the Underwriters may have to the Company shall be limited to those duties and obligations specifically stated herein; and (d) the Underwriters and their respective affiliates may have interests that differ from those of the Company. The Company hereby (x) waive any claims that the Company may have against the Underwriters with respect to any breach of fiduciary duty in connection with this offering and (y) agree that none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person. Each of the Company has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

15. Notices, etc. All statements, requests, notices and agreements hereunder shall be in writing, shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication, and

(a) if to the Underwriters, shall be delivered or sent by mail or facsimile transmission to (i) Stephens Inc., 660 Fifth Avenue 26th Floor, New York, New York 10103, Attention: General Counsel and (ii) Piper Sandler & Co., 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, Attention: General Counsel, with a copy to Holland & Knight LLP, 800 17th Street, NW, Suite 1100, Washington, DC 20006, Attention: Kevin M. Houlihan, Esq.; and

(b) if to the Company, shall be delivered or sent by mail or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer, with a copy to Pillar Aught LLC, 4201 E. Park Circle, Harrisburg, PA 17111, Attention: Kenneth J. Rollins, Esq.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Company shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by the Representatives.

16. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 9 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Stock from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

17. Survival. The respective indemnities, representations, warranties and agreements of the Company, the Bank and the Underwriters contained in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Stock and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

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18. Definition of the Terms “Business Day”, “Affiliate” and “Subsidiary”. For purposes of this Agreement, (a) “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close, and (b) “affiliate” and “subsidiary” have the meanings set forth in Rule 405 under the Securities Act.

19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.

20. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

21. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

22. Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

23. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

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If the foregoing correctly sets forth the agreement among the Company, the Bank and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name: Rory G. Ritrievi
Title: President and Chief Executive Officer

MID PENN BANK

By:	/s/ Rory G. Ritrievi
Name: Rory G. Ritrievi
Title: President and Chief Executive Officer

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Accepted:

STEPHENS INC.
PIPER SANDLER & CO

As Representatives of the several
Underwriters named in Schedule I attached hereto,

By STEPHENS INC.

By:	/s/ Scott Studwell
Scott Studwell, Managing Director

By PIPER SANDLER & CO

By:	/s/ Neil Riley
Neil Riley, Managing Director
Head of Syndicate

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SCHEDULE I

Underwriters	Number of Shares of Firm Stock
Stephens Inc.	1,306,250
Piper Sandler & Co.	1,068,750
Total	2,375,000

SCHEDULE II

PERSONS DELIVERING LOCK-UP AGREEMENTS

SCHEDULE III

ORALLY CONVEYED PRICING INFORMATION

SCHEDULE IV

ISSUER FREE WRITING PROSPECTUSES – ROAD SHOW MATERIALS

SCHEDULE V

ISSUER FREE WRITING PROSPECTUS

SCHEDULE VI

WRITTEN TESTING-THE-WATERS COMMUNICATIONS

EXHIBIT A

LOCK-UP LETTER AGREEMENT

STEPHENS INC.

PIPER SANDLER & CO.

As Representatives of the several

Underwriters named in Schedule I attached hereto,

c/o Stephens Inc.

660 Fifth Avenue, 26th Floor

New York, New York 10103

c/o Piper Sandler & Co.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $1.00 per share (the “Common Stock”), of Mid Penn Bancorp, Inc., a Pennsylvania corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Underwriting Agreement.

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Stephens Inc. and Piper Sandler & Co., on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock (other than the Stock), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be confidentially submitted or filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 90th day after the date of the Prospectus relating to the Offering (such 90-day period, the “Lock-Up Period”).

Exhibit A-1

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of Common Stock or any other securities of the Company even if such Common Stock or other securities of the Company would be disposed of by someone other than the undersigned, including, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option, forward, swap or any other derivative transaction or instrument) with respect to any Common Stock, or any other security of the Company that includes, relates to, or derives any significant part of its value from Common Stock or other securities of the Company.

The foregoing paragraph shall not apply to (a) bona fide gifts, sales or other dispositions of shares of any class of the Company’s capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned (including any trust, family limited partnership or similar entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned), including its partners (if a partnership) or members (if a limited liability company); provided that it shall be a condition to any transfer pursuant to this clause (a) that (i) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto, (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 90-day period referred to above, and (iii) the undersigned notifies the Representatives at least two business days prior to the proposed transfer or disposition, (b) the exercise of warrants or the exercise of stock options granted pursuant to the Company’s stock option/incentive plans or otherwise outstanding on the date hereof, or offered in connection with the Merger; provided, that the restrictions shall apply to shares of Common Stock issued upon such exercise or conversion, (c) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period (as the same may be extended pursuant to the provisions hereof); provided further, that the Company is not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the Lock-Up Period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, and (d) any demands or requests for, exercise any right

Exhibit A-2

with respect to, or take any action in preparation of, the registration by the Company under the Securities Act of the undersigned’s shares of Common Stock, provided that no transfer of the undersigned’s shares of Common Stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the undersigned’s shares of Common Stock during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Offering and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

This Lock-Up Letter Agreement and any transaction contemplated by this Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles that would result in the application of any other law than the laws of the State of New York (other than Section 5-1401 of the General Obligations Law).

This Lock-Up Letter Agreement shall automatically terminate upon the earliest to occur, if any, of (1) the termination of the Underwriting Agreement before the sale of any Stock to the Underwriters or (2) [•] [•], 2024, in the event that the Underwriting Agreement has not been executed by that date.

[Signature page follows]

Exhibit A-3

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:
Name:
Title:

Dated: _______________

Exhibit A-4

EXHIBIT B

FORM OF OPINION OF PILLAR AUGHT LLC

Exhibit 5.1

November 1, 2024

Re: Registration Statement on Form S-3

Board of Directors Mid Penn Bancorp, Inc. 2407 Park Drive Harrisburg, Pennsylvania 17110

Ladies and Gentlemen:

We have acted as counsel to Mid Penn Bancorp, Inc., a Pennsylvania corporation (the “Company”), in connection with the preparation and filing of a Registration Statement on Form S-3 (File No. 333-274177) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, and declared effective by the Commission on September 1, 2023, the prospectus, dated August 23, 2023 (the “Prospectus”) and the prospectus supplement described below, filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Securities Act on November 1, 2024 (the “Prospectus Supplement”).

The Prospectus Supplement relates to the issuance and sale by the Company of an aggregate of 2,731,250 shares of common stock, $1.00 par value per share (the “Shares”), of the Company, pursuant to that certain Underwriting Agreement, dated November 1, 2024 (the “Underwriting Agreement”), by and between the Company and Piper Sandler & Co. and Stephens Inc., acting as representatives of the several underwriters named in Schedule I thereto.

We understand that the Shares are to be sold, as described in the Registration Statement, the Prospectus and the Prospectus Supplement, pursuant to the Underwriting Agreement filed as Exhibit 1.1 to the Current Report on Form 8-K to which this opinion is attached as Exhibit 5.1.

In rendering this opinion, we have examined and relied upon the Registration Statement, Prospectus and the Prospectus Supplement. We have also examined and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to form the basis for the opinions hereinafter set forth. In all such examinations, we have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to us as certified, conformed or photostatic copies, and as to certificates of public officials, we have assumed the same to have been properly given and to be accurate. We have further assumed the legal capacities of all natural persons. As to matters of fact material to this opinion, we have relied upon statements and representations of representatives of the Company and public officials.

4201 E. PARK CIRCLE | HARRISBURG, PA 17111 | 717•308•9910 | PILLARAUGHT.COM

This opinion letter is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

Based on the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that, upon the issuance and delivery of, and payment for, the Shares in the manner contemplated by the Underwriting Agreement, such Shares will be validly issued, fully paid and nonassessable.

Our opinion is rendered as of the date hereof, and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention. This opinion is to be used only in connection with the offer and sale of the Shares while the Registration Statement is in effect.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the Commonwealth of Pennsylvania, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement by means of its incorporation by reference from a Current Report on Form 8-K of the Company filed with the Commission and to the use of our name therein and in the Prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Sincerely,

/s/ Pillar Aught LLC

Exhibit 99.1

Mid Penn Bancorp, Inc.

2407 Park Drive

Harrisburg, PA 17110

1-866-642-7736

CONTACTS

Rory G. Ritrievi	Justin T. Webb
Chair, President & Chief Executive Officer	Chief Financial Officer

MID PENN BANCORP, INC. ANNOUNCES PRICING OF $70 MILLION

OFFERING OF COMMON STOCK

HARRISBURG, PENNSYLVANIA (November 1, 2024) – Mid Penn Bancorp, Inc. (NASDAQ: MPB) (“Mid Penn” or the “Company”) today announced the pricing of its public offering of 2,375,000 shares of its common stock (the “common stock”), at a price to the public of $29.50 per share, for an aggregate offering amount of $70 million. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 356,250 shares of common stock at the public offering price, less underwriting discounts.

Stephens Inc. acted as lead book-running manager for the offering, and Piper Sandler & Co. acted as joint book-running manager for the offering.

The Company expects that the net proceeds of the offering will be approximately $67 million, assuming no exercise of the underwriters’ option to purchase additional shares, after deducting underwriting discounts and expenses. The Company intends to use the net proceeds of the offering to support its continued growth, including investments in Mid Penn Bank to support organic growth, potential redemption of subordinated debt, future strategic transactions, and general corporate purposes.

The Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a shelf registration statement (including a prospectus) on Form S-3 dated August 23, 2023 (File No. 333-274177) and a related preliminary prospectus supplement, dated November 1, 2024, to which this communication relates, and the Company will file a final prospectus supplement relating to the shares of common stock. Investors should read the preliminary prospectus supplement and base prospectus in the registration statement, including the information incorporated by reference therein, and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you electronic copies of the final prospectus supplement, when available, and the accompanying base prospectus if you request it by contacting Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201, Attention: Syndicate, or by calling toll free by telephone at (800) 643-9691 or by email at prospectus@stephens.com; or Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone: (800) 747-3924 or by email: prospectus@psc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the common stock of the Company, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement or the shelf registration statement or prospectus relating thereto.

ABOUT MID PENN BANCORP, INC.:

Mid Penn Bancorp Inc. (NASDAQ: MPB), headquartered in Harrisburg, Pennsylvania, is the parent company of Mid Penn Bank, a full-service commercial bank. Mid Penn operates 45 retail locations throughout Pennsylvania and central New Jersey, has total assets of approximately $5 billion, and offers a comprehensive portfolio of financial products and services to the communities it serves. To learn more, please visit www.midpennbank.com.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn Bancorporation (“William Penn”), or other effects of the proposed merger of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the Offering and expectations relating to the anticipated opportunities and financial and other benefits for the proposed merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

2

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; changes in Mid Penn’s share price before the closing of the merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the merger or in the Offering; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

###

3

Exhibit 99.2

Strategic Acquisition of William Penn Bancorporation + Opportunistic Follow-on Offering November 1, 2024

Disclaimer Cautionary Note Regarding Forward-Looking Statements Statements included in this presentation which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Mid Penn Bancorp, Inc. (the “Company” or “MPB”) management’s and William Penn Bancorporation (“William Penn” or “WMPN”) management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and the Company and William Penn. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include the proposed offering of the Company’s common stock and expectations relating to the anticipated opportunities and financial and other benefits of the business combination transaction between the Company and William Penn, and the projections of, or guidance on, the Company’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Company’s business or financial results. The Company and William Penn caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between the Company and William Penn; the outcome of any legal proceedings that may be instituted against the Company or William Penn; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and William Penn do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in the Company’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of the Company common stock to be issued in the business combination transaction or in the proposed offering of the Company’s common stock; and other factors that may affect future results of the Company, William Penn and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, William Penn’s Annual Report on Form 10-K for the year ended June 30, 2024, and in other documents the Company and William Penn file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s or William Penn’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company and William Penn anticipate. The Company and William Penn caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither the Company nor William Penn assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. Market and Industry Data Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from third party sources and other publicly available information. While the Company believes these sources to be reliable as of the date of this presentation, the Company has not independently verified such information, and makes no representation as to its accuracy, adequacy, fairness or completeness. Data regarding the industries in which the Company and William Penn compete and their respective market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond the Company’s control. In addition, assumptions and estimates about the Company and its industries’ future performance industries are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates. Company and William Penn Data Data about the Company provided in this presentation, including financial information, has been prepared by Company management. Data about William Penn provided in this presentation, including financial information, has been obtained from William Penn management and its public filings with the SEC. Combined Franchise Forward-Looking Data Neither the Company’s nor William Penn’s independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the combined franchise forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These combined franchise forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the combined franchise forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward-Looking Statements” disclaimer above. Combined franchise forward-looking financial data is inherently uncertain due to a number of factors outside of the Company’s or William Penn’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the combined franchise forward-looking financial data. Inclusion of combined franchise forward-looking financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

DisclaimerNo Offer or SolicitationThis presentation is neither an offer to sell nor a solicitation of an offer to purchase any securities of the Company or William Penn. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any securities of the Company to be offered will be issued pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-274177) filed with the SEC. Before considering an investment decision, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents that the Company will file with the SEC for additional information about the Company and the offering. You may obtain these documents and other documents to be filed with the SEC for free by visiting the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus and when available, the preliminary prospectus supplement, may be requested by calling the Company at (717) 692-7105 or by contacting: Stephens Inc. by telephone at (800) 643-9691 or by email at prospectus@stephens.com or Piper Sandler & Co. by telephone at (866) 805-4128 or by email at fsgsyndicate@psc.com.Non-GAAP Financial MeasuresThis presentation includes certain financial measures derived from consolidated financial data but not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company believes that these non-GAAP measures, when taken together with its financial results presented in accordance with GAAP, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis These non-GAAP financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to GAAP measures. Please refer to the Appendix for reconciliations of the non- GAAP financial measures to their most directly comparable GAAP financial measures.Important Additional Information and Where to Find ItThis presentation is solely for informational purposes and has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. This communication does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.The MergerThe proposed Merger will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS,BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, or by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 692-7105); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500).Participants in the SolicitationMid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and other documents filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

Overview of the Transactions

Strategic Acquisition of William Penn

- All-stock combination
- Aggregate deal value of $127 million[1] ($119 million post-ESOP loan pay-down)
- Combined assets of $6.3 billion
  - MPB: $5.5 billion assets at 9/30/2024
  - WMPN: $812 million assets at 9/30/2024
- Materially expands presence in the broader Philadelphia region including Bucks County, and southern and central NJ
- Financially compelling
  - Lowers combined loan/deposit ratio and CRE concentration ratio
  - Double digit accretive to EPS and 20-50bps accretive to capital ratios
  - Short TBV earn back (2.4 years)



Pittsburgh

MID PENN BANCORP

WILLIAM PENN BANCORPORATION

Follow-on Offering

- $70 million common stock base deal
- To support our continued growth, including investments in our bank subsidiary to support organic growth, potential redemption of subordinated debt, future strategic transactions, and general corporate purposes

Tangible Common Equity / Tangible Assets[2][3]



8.1%
8.6%
9.7%
MPB
2024 Q3
Pro Forma
MPB / WMPN
Pro Forma
MPB / WMPN
+ Capital Raise

CRE / Total Risk-Based Capital Concentration[3]



386%
370%
330%
MPB
2024 Q3
Pro Forma
MPB / WMPN
Pro Forma
MPB / WMPN
+ Capital Raise

Source: Company Documents. Note: Standalone data as of September 30, 2024.
(1) Based on MPB's closing stock price of $31.88 as of 10/30/2024, WMPN common shares outstanding of 9,208,217 and economic value of in-the-money options.
(2) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled "Non-GAAP Reconciliation" at the end of this presentation.
(3) Bank holding company capital used; assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes.

MID PENN BANCORP | WILLIAM PENN
4

I. Strategic Acquisition of William Penn

Overview of William Penn Bancorporation (NASDAQ: WMPN)

Key Highlights as of 9/30/2024

- Founded in 1870
- Headquartered in Bristol, Pennsylvania (Bucks County)
- Since 2018, WMPN has completed three acquisitions and in 2021 completed a 2nd-step mutual-to-stock conversion raising $126 million in proceeds
- Low risk, high quality franchise with excess capital and a granular, low-cost deposit base

$812M	$465M	$630M	$123M
Total Assets	Total Gross Loans	Total Deposits	Tangible Common Equity

74%	15.2%	117%
Loan / Deposit	TCE / TA	CRE / TRBC

Combined Southeastern Pennsylvania + Central/Southern New Jersey



MPB (10)
WMPN (12)(3)
Reading
Edison
Long Branch
Trenton
Philadelphia
Wilmington

	Southeast PA	Central / Southern NJ	Total Combined
Branches			
MPB	7	3	10
WMPN	8	4	12
Total	15	7	22
Deposits ($M)			
MPB	$657	$223	$880
WMPN	$385	$251	$636
Total	$1,042	$474	$1,516

WMPN Total Loans(1)



Construction 5%
C&I & Commercial 3%
Residential RE 35%
CRE 56%
5.59%
Yield on Total Loans

WMPN Total Deposits(1)



2.49%
Cost of Total IB Deposits
Noninterest-bearing Deposits 10%
IB Checking 21%
Money Market 28%
Savings 13%
Time Deposits 28%

Pro Forma Deposits by State

$ in millions



Pennsylvania $4,669 91%
New Jersey $474 9%

Pro Forma Deposits by Region(2)

$ in millions



29% of the Combined Franchise
Southeast PA $1,043 20%
Central /Southern NJ $474 ; 9%
Western PA $628 12%
Northeast PA $653 13%
Harrisburg $2,345 46%

Source: S&P Global Market Intelligence; FDIC. Note: FDIC deposit data as of 6/30/2024.
(1) 6/30/2024 GAAP data used. Yield and cost data is as of 9/30/2024. (2) Southeast PA includes the counties of Bucks, Philadelphia, Berks, Montgomery, Lehigh and Chester, PA. Central/Southern NJ includes the counties Camden, Mercer, Burlington, Middlesex and Monmouth, NJ. (3) Excludes one administrative office with no deposits in Bucks County, PA.

MID PENN BANCORP | WILLIAM PENN BANCORPORATION

6

Overview of William Penn Bancorporation (continued)

Low Cost, Highly Granular Deposit Base

$630M Total Deposits[1]	**17%** Uninsured Deposits[2]	**$30K** Average Account Size[1]
9.3 Years Weighted Average Age[1]	**37%** Interest Bearing Deposit Beta	**85%+** Time Deposits Reprice in Next 12 Months[1]

Highly Liquid Balance Sheet & Best-in-Class Credit Metrics

Financial data as of 9/30/2024



Cash & Securities / Total Liabilities
16%
40%
Loans / Deposits
94%
74%
5 Year Average NCOs / Avg. Loans
0.02%
0.03%
0.07%
Peers[5]

Positioned in Attractive and Wealthy Markets



Median Household Income by Counties
$105,774
$84,038
$92,531
$99,605
$74,466
$75,874
Bucks, PA
Camden, NJ
Mercer, NJ
Burlington, NJ
State of Pennsylvania Overall
U.S. Overall



Average Branch Size Comparison ($M)
Significant Room to Grow and/or Consolidate the William Penn Footprint[3]
$53
3.5x+
$195
$108
$100
All Banks in the Greater Philly Market[3]
All Banks in the Greater Philly Market Ex. Top 5 Market Share[3,4]
MID PENN BANCORP

Source: S&P Global Market Intelligence; FDIC. Note: FDIC deposit data as of 6/30/2024. (1) Company-provided deposit tape as of 6/30/2024. (2) Per WMPN's 10-K filing for the fiscal year ended 6/30/2024. (3) Counties include Bucks and Philadelphia, PA and Camden, Mercer, and Burlington, NJ. (4) Top 5 banks include Wells Fargo, Bank of America, PNC, Toronto-Dominion, and Citizens Financial. (5) Nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger targets, mutual and merger-of-equals participants.

7

Transaction Terms & Financial Impact

Transaction Structure & Terms	• Mid Penn will acquire 100% of William Penn outstanding common stock • 100% stock consideration • Fixed exchange ratio of 0.4260x MPB shares for each WMPN share • Outstanding WMPN options to be converted into MPB options
Capital Raise	• Mid Penn expects to raise approximately $70 million in common equity contemporaneously with this transaction announcement(1) • The William Penn acquisition is not contingent on this capital raise • Capital proceeds will be utilized to support future organic growth and potential subordinated debt redemption
Pro Forma Ownership	• Mid Penn: 82.0% / William Penn: 18.0% (excluding the capital raise) • Mid Penn: 72.2% / William Penn: 15.9% / 11.9% Equity Raise Investors (including the capital raise)(2)
Cash Dividend Impact to WMPN Shareholders	• Post-closing, William Penn shareholders will realize an equivalent annual cash dividend of $0.34 per share based on Mid Penn's quarterly dividend of $0.20 per share • This represents approximately a 184% increase relative to William Penn's annual cash dividends of $0.12 per share
Management & Board of Directors Representation	• Ken Stephon, current William Penn Chairman, CEO & President, will join Mid Penn's Executive Team as Chief Corporate Development Officer and will join the Mid Penn Board of Directors and be appointed to Vice Chairman of Mid Penn Bank • Significant retention of William Penn business development and retail team expected
Timing and Approvals	• William Penn and Mid Penn shareholder approval • Customary regulatory approvals • Anticipated closing in Q2 2025

(1) Assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes.
(2) Assumes MPB common stock issuance price of $29.50 per share.

MID PENN BANCORP | WILLIAM PENN BANCORPORATION
8

Highly Attractive Transaction Economics

Deal Value & Key Transaction Multiples

- Aggregate deal value of $127 million[1] | Deal value of $119 million, inclusive of ESOP loan pay-down
- Price / TBV: 1.02x | 84% Pay-to-Trade ratio
- Price / Fully Synergized 2026E EPS: 5.0x[2]

Standalone Forecasts

- Research analyst consensus estimates used for MPB through 2026
- WMPN earnings per MPB management and inclusive of deployment of excess liquidity into loans and incremental business development talent additions in the Southeastern PA and South NJ markets
- Both forecasts utilize a declining interest rate scenario aligned with market forecasts and consensus estimates
- MPB forecast: 2025 net income of $52.3 million (0.92% ROA) and 2026 net income of $56.1 million (0.95% ROA)
- WMPN forecast: 2025 net income of $1.4 million (0.17% ROA) and 2026 net income of $7.3 million (0.78% ROA)
  - Loan-to-deposit ratio assumed to increase from 74% (9/30/2024) to 85% by year end 2026
  - NIM expands from 2.3% (9/30/2024) to low-to-mid 3% area in 2026
  - WMPN assets projected to be approximately $1.0 billion at year end 2026

Credit Mark

- Gross credit mark of $4.6 million or 1.0% of WMPN's loans[3] and 1.8x WMPN's ACL
  - $0.9 million (20%) allocated to purchase credit deteriorated loans (PCD)
  - $3.7 million (80%) allocated to Non-PCD loans (accreted into earnings over 7 years, straight line method)
- Day-two estimated CECL reserve of $3.7 million (Double Count)

Fair Value Marks

- Loan interest rate mark of $25 million pre-tax, or ~5.4% of HFI loans, accreted over 7 years
- WMPN's securities (HTM & AFS) pre-tax loss of $35 million accreted through earnings over 6 years
- Other pre-tax fair value adjustments total approximately $2 million amortized based on estimated remaining life
- CDI of $11 million, or 2.5% of non-time deposits, amortized over 10 years utilizing SOYD methodology

Cost Savings & Merger Costs

- Fully phased-in cost savings equal to ~45% of WMPN's noninterest expense base, phased in 80% in 2025
- Cost Saves: $9.8 million pre-tax (fully phased-in) / $7.7 million after-tax
- Meaningful operating expense increases factored into WMPN standalone forecast to account for incremental Southeastern PA Expansion
- One-Time Charges: $14.2 million pre-tax / $11.7 million after-tax (fully reflected in Pro Forma TBV)

Pro Forma Financial Impacts

GAAP	Ex. Rate Marks
~14% 2026 EPS Accretion	**~11%** 2026E EPS Accretion
~(5%) TBV per share Dilution at Close	**+3% Accretive** To Day 1 TBV per Share
~2.4 Yrs TBV per share Earnback (crossover method)	**No Earnback**
+30% Internal Rate of Return (IRR)[4]	**+20%** Return on Invested Capital (ROIC)[2]

MID PENN BANCORP | WILLIAM PENN

Source: Company Documents; S&P Global Market Intelligence.
(1) Assumes MPB stock issuance price of $31.88 per share (spot price as of 10/30/2024) and WMPN common shares of 9,208,217, includes in-the-money option value. (2) Fully synergized earnings inclusive of WMPN standalone forecast, cost savings and mark-to-market adjustments; ROIC = return on invested capital, defined as synergized cash earnings as a percentage of total acquisition cost. (3) Held-for-Investment loans as of 9/30/2024. (4) IRR calculation assumes a 10.0x terminal P/E multiple and 8.5% minimum TCE / TA.

9

Accretive to All Key Performance Ratios: Capital, Liquidity & Profitability Figures shown below do not include impact of the $70 million capital raise Total Assets TCE / TA CET 1 Ratio(1) CRE Concentration Ratio(1) $ in billions ~+40ps (14%) 10.4% 10.8% 384% 8.4% 8.6% $6.5 $5.7 370% MPB Pro Forma MPB Pro Forma at Close MPB Pro Forma MPB Pro Forma Est. @ 6/30/2025 Est. @ 6/302025 Est. @ 6/30/2025 Est. @ 6/30/2025 Loans / Deposits 2026 ROAA 2026 ROATCE 97.9% 13.0% 13.2% 1.16% 1.10% 94.3% 0.95% 11.0% 91.9% 12/31/2023 9/30/2024 Comparable Comparable Banks Banks Median(2) Median (2) Source: S&P Global Market Intelligence; Company documents. Note: Represents data as of transaction close (6/30/2025). See disclaimer “Combined Franchise Forward-Looking Data”. See Appendix for a reconciliation of non-GAAP measures to their nearest GAAP comparables. 2026 median research consensus analyst estimates as of 10/27/2024. (1) Represents consolidated BHC regulatory data. (2) Defined as nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger 10 targets, mutual and merger-of-equals participants.

Combined MPB/WMPN Team Has Extensive M&A Experience

Combined M&A experience over 8 bank deals and cumulative assets acquired of ~$3 billion



MID PENN BANCORP
8/27/2014
PHOENIX BANCORP, INC.
Miners BANK
Assets: $141M
1/16/2018
First Priority Financial Corp.
Assets: $612M
12/20/2022
Assets: $382M
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24
3/29/2017
THE SCOTTDALE BANK & TRUST COMPANY SB&T
Assets: $263M
6/30/2021
RIVERVIEW FINANCIAL CORPORATION
Assets: $1,215M



WILLIAM PENN BANCORPORATION
12/7/2017
Audubon SAVINGS BANK
Assets: $157M
12/5/2019
WASHINGTON SAVINGS BANK
Assets: $159M
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24
12/5/2019
Fidelity Savings
Assets: $86M

- ✓ **Utilized MPB's historical M&A experience and diligence team consisting of over 20 team members**
- ✓ **In-person and virtual diligence meetings conducted between both companies across all focus areas**
- ✓ **Comprehensive Loan Review Analysis**
  - Engaged third party advisors to assist in credit loan review
  - Reviewed 95% of WMPN's $212 million of outstanding commercial loan balances
  - Diversified and granular portfolio: ~$400K average commercial loan size
  - Individual credit file review of consumer and mortgage portfolio samples
  - Account level interest rate mark analysis performed on entire portfolio including stress testing for various rate scenarios

Diligence Focus Areas:

- Consumer & Commercial Banking
- Retail Locations & Facilities
- Risk Management Regulatory & Compliance
- IT & Operations
- Finance, Tax & Accounting
- Credit Underwriting & CECL

Source: S&P Global Market Intelligence. Note: Includes acquisitions at bank-level, transaction data as of deal announce date.

MID PENN BANCORP | WILLIAM PENN BANCORPORATION
11

12 II.Capital Raise

Transaction Term Sheet Overallotment Issuer Mid Penn Bancorp, Inc. 15% Option To support our continued growth, including NASDAQ investments in our bank subsidiary to support MPB Use of Proceeds organic growth, potential redemption of Symbol subordinated debt, future strategic transactions, and general corporate purposes Offering Type Follow-on Lockup Period 90 Days Security Common Stock Stephens Inc. Bookrunners Piper Sandler & Co. Base Offering $70 million Anticipated Before Market Open November 1, 2024 Pricing 13

Strategic Capital Raise Will Fully Unlock Organic Growth Potential This $70 million capital raise is primarily intended to support organic growth opportunities Historically, Mid Penn has demonstrated the ability to organically grow loans and deposits at a double-digit pace while executing an opportunistic M&A strategy However, since interest rates started rising rapidly in early 2022, Mid Penn has re-calibrated its organic growth strategy – Slower overall loan growth by design… a focus on profitability margins over growth – More emphasis around growing deposits / Treasury Management / C&I – Re-focus on operating expense efficiency to drive better overall profitability margins The change in the macro-environment coupled with the strategic acquisition of William Penn presents an opportune time for Mid Penn to pursue an accelerated organic growth strategy in the southeastern Pennsylvania markets The southeastern Pennsylvania market is one of the largest, most commercially dense markets in the U.S., and the significant consolidation of larger, in-market community banks has created an opportunity for a $5-$10 billion asset sized bank to establish themselves as the dominant player Mid Penn is well-positioned to take advantage of these opportunities due to its methodical and successful expansion into this market over the past several years 14

15 $0.7 $0.8 $0.9 $0.9 $1.1 $1.6 $2.1 $1.9 $2.1 $2.5 $0.1 $0.1 $0.1 $0.8 $0.8 $0.8 $1.9 $1.9 $2.2 $2.2 $0.6 $0.8 $0.9 $1.0 $1.7 $1.9 $2.5 $4.0 $3.8 $4.3 $4.7 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Q3 2024 Organic Deposits Acquired Deposits $0.6 $0.7 $0.8 $0.9 $1.1 $1.7 $1.6 $2.0 $2.4 $2.6 $0.1 $0.1 $0.1 $0.7 $0.7 $0.7 $1.6 $1.6 $1.9 $1.9 $0.6 $0.7 $0.8 $0.9 $1.6 $1.8 $2.4 $3.1 $3.5 $4.2 $4.4 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Q3 2024 Organic Loans Acquired Loans Demonstrated Track Record of Organic Growth Note: YTD = year-to-date as of 9/30/2024. $ in billions Total Loans Total Deposits Total CAGR: 20% Organic CAGR: 15% Total YTD Growth: 11% Organic YTD Growth: 22% Total CAGR: 20% Organic CAGR: 16% Total YTD Growth: 7% Organic YTD Growth: 12%

16 Announcement Date 1/16/2018 6/30/2021 12/20/2022 — Close Date 7/31/2018 11/30/2021 5/19/2023 — Assets Acquired ($M) $612 $1,215 $382 $812 Key Impacts @ Announcement EPS Accretion 19% 25% 9% 14% TBV Dilution (7%) (7%) (4%) (5%) TBV Earnback (yrs.) 2.8 2.3 2.7 2.4 Source: S&P Global Market Intelligence, FDIC. Note FDIC deposit data as of June 30, 2024. Note: Transaction data as of deal announcement date. (1) Pending acquisition; anticipated closing 6/30/2025. (2) Includes impact of cost savings and merger related adjustments. MPB Demonstrated Success In Growth Markets $ in millions, Deposits in Southeast Pennsylvania Growth markets Philadelphia MSA Lancaster MSA Reading MSA $167 $317 2019 2024 $47 $136 2019 2024 $183 $319 2019 2024 MPB’s M&A Expansion in Geography of Focus MPB First Priority Riverview Brunswick William Penn (1) (2) (2) (2) $375 million of deposit growth since 2019 on a same-store (branch) basis Methodical & Successful Expansion into Southeastern PA

Significant Opportunity to Grow in Highly Desirable Southeastern Pennsylvania Region

Sizeable Markets:

$700B+ in Total Market Deposits

6M+ Population (8th largest MSA)

550K+ Businesses (9th largest MSA)

Broader Philadelphia[2]

$517B Deposits

71% Top 3 Deposit Market Share

Top 3:
- ✓ Capital One
- ✓ TD Bank
- ✓ Wells Fargo

Central NJ[3]

$125B Deposits

46% Top 3 Deposit Market Share

Top 3:
- ✓ PNC
- ✓ Bank of America
- ✓ Wells Fargo

South NJ[4]

$60B Deposits

58% Top 3 Deposit Market Share

Top 3:
- ✓ TD Bank
- ✓ Wells Fargo
- ✓ PNC

10 Year Lookback: Top Community Banks in the Philadelphia MSA[1]

#	Company	Deposits In Market ($B)	Assets ($B)	Successor/ Acquiror
1	Univest Financial Corp.	$5.9	$7.9	
~~2~~	~~Republic First Bancorp~~	~~$4.4~~	~~$6.0~~	~~Fulton Financial Corporation~~
~~3~~	~~Beneficial Bancorp~~	~~$4.3~~	~~$5.8~~	~~WSFS Financial Corporation~~
~~4~~	~~Bryn Mawr Bank Corporation~~	~~$4.1~~	~~$5.0~~	~~WSFS Financial Corporation~~
5	Firstrust Savings Bank	$3.6	$5.1	
~~6~~	~~Susquehanna Bancshares~~	~~$3.5~~	~~$18.5~~	~~Truist Financial Corporation~~
~~7~~	~~National Penn Bancshares, Inc.~~	~~$2.5~~	~~$9.6~~	~~Truist Financial Corporation~~
8	Meridian Corporation	$1.9	$2.3	
	MID PENN BANCORP [5]	$0.9	$6.3	

The market is in need of a mid-size, $5-$10 billion community focused bank following the material amount of consolidation over the last 10 years

Source: S&P Global Market Intelligence, FDIC. Note: FDIC deposit data as of June 30, 2024.
(1) Last reported assets between $1-$20 billion and with deposits in the Philadelphia MSA since 2014; list is ranked by last available deposits per FDIC in the MSA and excludes mutuals and specialty single branch entities.
(2) Defined as the Philadelphia MSA excluding Gloucester, Camden, and Burlington counties. (3) Central New Jersey defined as Monmouth, Mercer, Middlesex, Hunterdon and Somerset counties. (4) South New Jersey defined as Burlington, Gloucester, Ocean and Camden counties. (5) Pro forma for acquisition of WMPN, excludes purchase accounting and merger related adjustments.

MID PENN BANCORP | WILLIAM PENN BANCORPORATION 17

Contemplated Strategic Actions Will Substantially Bolster Capital Ratios

Tangible Common Equity / Tangible Assets[1]


Completed $65M Follow-On in Q2 2021
Leverage of Equity Capital
Preparing for Future Growth Opportunity
5.9%
8.0%
8.9%
7.9%
8.1%
8.6%
9.7%
2021 Q1
2021YE
2022YE
2023YE
2024 Q3
Pro Forma MPB / WMPN(2)
Pro Forma + Cap Raise(3)

Common Equity Tier 1 Ratio


Completed $65M Follow-On in Q2 2021
Leverage of Equity Capital
Preparing for Future Growth Opportunity
9.7%
11.8%
11.2%
9.8%
10.1%
10.8%
12.3%
2021 Q1
2021YE
2022YE
2023YE
2024 Q3
Pro Forma MPB / WMPN(2)
Pro Forma + Cap Raise(3)

Total Risk-Based Capital Ratio


Completed $65M Follow-On in Q2 2021
Leverage of Equity Capital
Preparing for Future Growth Opportunity
12.5%
14.6%
13.2%
11.7%
11.9%
12.4%
13.8%
2021 Q1
2021YE
2022YE
2023YE
2024 Q3
Pro Forma MPB / WMPN(2)
Pro Forma + Cap Raise(3)

Regulatory CRE / Total Risk-Based Capital Concentration


Completed $65M Follow-On in Q2 2021
Leverage of Equity Capital
Preparing for Future Growth Opportunity
307%
288%
339%
376%
386%
370%
330%
2021 Q1
2021YE
2022YE
2023YE
2024 Q3
Pro Forma MPB / WMPN(2)
Pro Forma + Cap Raise(3)

Source: Company Documents. Note: Consolidated regulatory capital used.
(1) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled "Non-GAAP Reconciliation" at the end of this presentation.
(2) Estimated transaction close date of 6/30/2025.
(3) Assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes.

18

Compelling Value Creation Opportunity

	MID PENN BANCORP Standalone @ 9/30/24	MID PENN BANCORP / WILLIAM PENN Pro Forma @ Close + $70M Raise [1]	$4-$10B Asset Size Banks[2] Median	$4-$10B Asset Size Banks[2] 75th Percentile
Key Balance Sheet Metrics:				
Total Assets ($B)	$5.5	$6.5	$6.4	$8.0
Loans / Deposits	94%	92%	92%	84%
Capital Ratios (BHC):				
TCE / TA	8.1%	9.7%	8.6%	9.5%
Leverage Ratio	8.4%	9.9%	10.0%	11.0%
Common Equity Tier 1 Ratio	10.1%	12.3%	11.7%	12.8%
Total Risk-Based Capital Ratio	11.9%	13.8%	14.4%	15.6%
CRE / Total Risk-Based Capital Concentration	386%	330%	243%	179%
Projected 2026 Profitability[3]:				
ROAA	0.95%	1.19%	1.09%	1.31%
ROATCE	11.0%	11.9%	11.7%	13.1%
Implied Trading Multiples	Market Date: 10/30/2024			
Price / 2026 EPS[3][4]	9.5x	9.1x	10.2x	11.5x
Trading Multiple Differential to Pro Forma			*11%*	*26%*
Price / TBV[3][4]	1.21x	1.19x	1.35x	1.56x
Trading Multiple Differential to Pro Forma			*14%*	*31%*

MID PENN BANCORP | WILLIAM PENN BANCORPORATION

Source: S&P Global Market Intelligence; FactSet. (1) Assumes transaction closing date of 6/30/2025 and includes purchase accounting and other merger-related adjustments; assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes. (2) Defined as nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger targets, mutual and merger-of-equals participants. (3) 2026 median research consensus analyst estimates used for MPB and peers. (4) Based on MPB current spot price of $31.88 as of 10/30/2024.

19

Conclusion

- William Penn strategic acquisition materially enhances our presence in one of the best markets in the United States
- Triple accretive acquisition: Increases EPS, increases capital ratios, and lowers CRE concentration & loan/deposit levels
- Mid Penn has a proven organic growth platform and has extensive merger integration experience
- The follow-on capital raise will enable us to fully unlock the organic growth potential in the greater Philadelphia market

Best-in-Class Shareholder Value Creation

Total Shareholder Return Since 2014 Year-End


173%
96%
103%
MID PENN BANCORP
NASDAQ Regional Banking Index
$4 to $10 Billion Public Banks

Strong Momentum in a Challenging Environment

Year-Over-Year Growth (Linked quarter basis 2024Q3 vs. 2023Q3)

~7% Loan Growth

~7% Deposit Growth

~11% TBV per Share Growth

~32% Earnings per Share Growth

Source: S&P Global Market Intelligence; FactSet. Note: Market data as of 10/30/2024.

20

21 III.Appendix

Mid Penn Q3 Snapshot

MPB Q3 2024 Highlights

3.13%
Net Interest Margin

0.89%
Return on Average Assets

$5.5B
Total Assets

$4.4B
Total Gross Loans

Year-over-Year Growth Rates
(Linked quarter basis 2024Q3 vs. 2023Q3)

~7%
Loan Growth

~7%
Deposit Growth

~11%
TBV per Share Growth

~32%
Earnings per Share (Diluted) Growth

	For Fiscal Peiods Ended				
	Q3 2023	FY 2023A	Q1 2024	Q2 2024	Q3 2024
	Unaudited	*Audited*	*Unaudited*		
Balance Sheet ($M)					
Total Assets	$5,215	$5,291	$5,330	$5,392	$5,527
Total Gross Loans[1]	4,150	4,257	4,322	4,373	4,440
Deposits	4,380	4,346	4,379	4,497	4,707
Tang. Common Equity[2]	395	409	418	427	438
Tangible Book Value per Share[2]	$23.81	$24.67	$25.23	$25.75	$26.36
Balance Sheet Ratios					
Loans/ Deposits (%)	94.7	97.9	98.7	97.2	94.3
NCOs / Avg. Loans (%)	0.00	0.01	0.00	0.00	0.03
NPLs / Loans (%)	0.32	0.33	0.24	0.23	0.39
NPAs / Assets (%)	0.28	0.27	0.29	0.19	0.32
Allowance for Credit Losses / Loans (%)	0.82	0.80	0.78	0.81	0.80
Allowance for Credit Losses / NPLs (%)	253	240	323	353	205
Profitability ($M)					
Total Revenue	$42.8	$167.0	$42.3	$44.1	$45.3
Operating Expenses	29.2	119.0	28.5	28.2	30.0
Provision/(Recovery) for Credit Losses	2.1	3.7	(0.9)	1.6	0.5
Net income	9.2	37.4	12.1	11.8	12.3
Earnings per Share (Diluted)	$0.56	$2.29	$0.73	$0.71	$0.74
Profitability Ratios					
ROAA (%)	0.72	0.77	0.92	0.88	0.89
ROATCE (%)	9.7	9.78	12.2	11.6	11.7
Net Interest Margin (%)	3.16	3.26	2.97	3.12	3.13
Efficiency Ratio (%)	66.3	65.2	68.8	63.7	64.9

Source: S&P Global Market Intelligence; Company Documents.
(1) Includes loans HFS and loans HFI.
(2) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled "Non-GAAP Reconciliation" at the end of this presentation.

MID PENN BANCORP
WILLIAM PENN
22

MPB: Nicely Diversified & Granular Commercial Loan Portfolio

Multifamily + Nonowner Occupied CRE Portfolio[1]



Industrial 10%
Flex 3%
Hospitality 9%
Mobile Home Park 1%
Healthcare 1%
Other Property Types 6%
Multifamily 24%
Retail 27%
Office 19%

($000s)	June 30, 2024				
Commercial Real Estate	Balance	% Total	Loan Count	Avg. Balance	WA LTV
Multifamily	$374,175	24.0%	341	$1,097	63.8%
Retail	416,030	26.6%	312	1,333	60.3%
Office	293,177	18.8%	226	1,297	63.2%
Industrial	153,548	9.8%	89	1,725	53.2%
Hospitality	143,508	9.2%	41	3,500	51.2%
Flex	42,804	2.7%	28	1,529	44.2%
Mobile Home Park	21,931	1.4%	25	877	67.7%
Healthcare	14,777	0.9%	6	2,463	55.3%
Other Property Types	101,505	6.5%	125	812	64.1%
Total Multifamily + NOO CRE	**$1,561,455**	**100%**	**1,193**	**$1,309**	**59.9%**

Deeper Dive into the Commercial Loan Portfolio

Nonowner Occupied CRE Portfolio

$1.2 B



Greater Philadelphia 25%
Northern NJ 11%
Other PA 16%
Out of Market 8%
Central PA 40%

Nonowner Occupied (Retail) Portfolio

$416 M



Northern NJ 19%
Greater Philadelphia 31%
Other PA 13%
Out of Market 11%
Central PA 26%

Multifamily Portfolio

$374 M



Greater Philadelphia 31%
Northern NJ 9%
Other PA 19%
Out of Market 2%
Central PA 39%

Nonowner Occupied (Office) Portfolio

$293 M



Greater Philadelphia 29%
Northern NJ 9%
Other PA 18%
Out of Market 4%
Central PA 40%

MID PENN BANCORP
WILLIAM PENN

Source: Company Documents, S&P Global Market Intelligence.
(1) Excludes owner occupied commercial real estate and farmland loans. Bank holding company data as of June 30, 2024 used.

23

24 Pro Forma Loan & Deposit Composition Source: S&P Global Market Intelligence. Note: Loan and deposit data based upon 6/30/2024 GAAP filings. Loan Composition Deposit Composition 2024Q2 Yield: 6.11% 2024Q2 Yield: 5.44% 2024Q2 Yield: 6.04% 2024Q2 Cost: 2.56% NIB: 17.0% 2024Q2 Cost: 2.13% NIB: 10.3% 2024Q2 Cost: 2.51% NIB: 16.2% Residential RE 18.6% CRE 54.9% C&I & Commercial 15.9% Construction 10.4% Consumer 0.1% Residential RE 35.4% CRE 56.3% C&I & Commercial 3.2% Construction 4.8% Consumer 0.4% Residentia l RE 20.3% CRE 55.1% C&I & Commercial 14.6% Construction 9.9% Consumer 0.2% Noninterest-bearing Deposits 17.0% IB Checking 22.7% Money Market 19.9% Savings 6.2% Time Deposits 34.2% Noninterest-bearing Deposits 10.3% IB Checking 21.1% Money Market 28.0% Savings 13.0% Time Deposits 27.6% Noninterest-bearing Deposits 16.2% IB Checking 22.5% Money Market 20.9% Savings 7.0% Time Deposits 33.3%

Non-GAAP Reconciliation $ in thousands, except per share For the Quarter Ended 9/30/2024 Mid Penn William Penn Bancorp, Inc. Bancorporation Tangible Assets Total Assets (GAAP) $5,527,025 $812,229 Less: Goodwill 128,160 4,858 Less: Core Deposits and Other Intangibles 6,713 323 Tangible Assets (Non-GAAP) $5,392,152 $807,048 Tangible Common Equity Total Common Equity $573,059 $128,253 Less: Goodwill 128,160 4,858 Less: Core Deposits and Other Intangibles 6,713 323 Tangible Common Equity $438,186 $123,072 Common Shares Outstanding 16,620,174 9,218,459 Tangible Book Value per Share (Non-GAAP) $26.36 $13.35 Tangible Common Equity / Tangible Assets 8.1% 15.2% Notes: Preliminary financial data as of for the quarter ended 9/30/2024. 25

Pro Forma Net Income and EPS Reconciliation

$ in millions, except per share

Earnings per Share

	2026 Estimated Pro Forma Excluding Capital Raise	2026 Estimated Pro Forma Including Capital Raise[1]
Mid Penn Bancorp, Inc. Net Income to Common (Consensus)	$56	$56
William Penn Bancorporation Net Income to Common (Management)	7	7
Pro Forma Unadjusted Net Income	$63	$63
Memo:		
Mid Penn Bancorp, Inc. Average Diluted Shares Outstanding, (9/30/2024 Actual)	17	17
Mid Penn Bancorp, Inc. Earnings per Share (Consensus)	$3.37	$3.37
After-Tax Acquisition Adjustments - Fully Phased-In		
Cost Savings	$8	$8
Intangible Amortization	(2)	(2)
Opportunity Cost of Cash	(0)	(0)
Interest Income on New Common Equity Issued	0	3
Potential MPB Subordinated Debt Redemption	1	1
Purchase Accounting Fair Value Adjustments	8	8
Total After-Tax Acquisition Adjustments	$15	$17
Pro Forma Net Income to Common	**$78**	**$81**
Average Diluted Shares Outstanding (Pro Forma)	20.4	23.1
Pro Forma Earnings per Share	**$3.84**	**$3.50**
EPS Accretion (2026E Fully Phased-In) ($)	*$0.47*	
EPS Accretion (2026E Fully Phased-In) (%)	*14.0%*	

Goodwill Reconciliation

Standalone William Penn Tangible Common Equity at Closing	$122
Less: After-Tax WMPN Deal Expenses	($2)
Plus: Tax Benefit from ESOP	$0
William Penn Tangible Common Equity at Closing	**$120**
Pre-Tax Fair Value Adjustments	($38)
Net Deferred Tax Asset / (Liability)	$8
After-Tax Fair Value Adjustments	($30)
Adjusted Tangible Common Equity with After-Tax Fair Value Adjustments	**$90**
Core Deposit Intangible (CDI)	$11
Net Deferred Tax Asset / (Liability)	($2)
Adjusted William Penn Tangible Common Equity at Closing	**$99**
Deal Value	*$119*
Goodwill Created	**$20**

MID PENN BANCORP WILLIAM PENN

Note: Estimated financial impact is presented for illustrative purposes only. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Combined Franchise Forward-Looking Data."
(1) Assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes.

26

Tangible Book Value Dilution Reconciliation $ in millions, except per share Estimated Pro Estimated Pro Forma Excluding Forma Including Capital Raise Capital Raise(1) Mid Penn Bancorp, Inc. Tangible Common Equity at Close $466 $466 Mid Penn Bancorp, Inc. Tangible Book Value per Share at Close $28.05 $28.05 Stock Consideration to William Penn $117 $117 Rolled Options Consideration 2 2 Goodwill Created (20) (20) Core Deposit Intangible Created (11) (11) Mid Penn Deal Expenses (9) (9) Net Proceeds from Common Equity Raise 0 76 Credit & Other Adjustments (3) (3) Combined Tangible Common Equity $542 $618 Common Shares Outstanding 20.3 23.0 Pro Forma Tangible Book Value per Share $26.71 $26.87 Tangible Book Value per Share Dilution ($) ($1.34) Tangible Book Value per Share Dilution (%) (4.8%) Tangible Book Value per Share Earnback (Years) 2.4 Note: Estimated financial impact is presented for illustrative purposes only. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Combined Franchise Forward-Looking Data.” (1) Assumes common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering amount for illustrative purposes. 27